Norwood
FINANCIAL CORP

BANK WITH CONFIDENCE.

2008 ANNUAL REPORT TO SHAREHOLDERS

NORWOOD FINANCIAL CORP SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)

For the years ended December 31,	2008	2007	2006	2005	2004
Net interest income	$ 18,401	$ 17,272	$ 16,183	$ 15,263	$ 14,012
Provision for loan losses	735	315	220	350	455
Other income	4,105	3,507	3,517	3,506	3,088
Net realized gains (losses) on sales of securities	(18)	17	66	42	458
Other expense	12,240	11,341	10,957	10,623	10,090
Income before income taxes	9,513	9,140	8,589	7,838	7,013
Income tax expense	2,836	2,629	2,679	2,341	2,003
NET INCOME	$ 6,677	$ 6,511	$ 5,910	$ 5,497	$ 5,010
Net income per share - Basic	$ 2.44	$ 2.34	$ 2.11	$ 1.96	$ 1.80
Net income per share - Diluted	$ 2.41	$ 2.30	$ 2.07	$ 1.92	$ 1.77
Cash dividends declared	1.02	0.94	0.85	0.71	0.66
Dividend pay-out ratio	41.80%	40.17%	40.28%	36.41%	36.51%
Return on average assets	1.36%	1.39%	1.33%	1.31%	1.27%
Return on average equity	11.79%	12.10%	11.85%	11.72%	11.39%
BALANCES AT YEAR-END					
Total assets	$504,296	$480,610	$454,356	$433,556	$411,626
Loans receivable	349,404	331,296	315,567	290,890	254,757
Allowance for loan losses	4,233	4,081	3,828	3,669	3,448
Total deposits	359,635	370,000	358,103	340,603	318,645
Shareholders' equity	58,690	55,819	52,231	48,108	45,685
Trust assets under management	90,069	101,714	96,879	86,972	83,397
Book value per share	$ 21.45	$ 20.27	$ 18.67	$ 17.07	$ 16.14
Tier 1 Capital to risk-adjusted assets	16.22%	16.26%	15.67%	15.29%	15.91%
Total Capital to risk-adjusted assets	17.50%	17.60%	16.99%	16.63%	17.34%
Allowance for loan losses to total loans	1.21%	1.23%	1.21%	1.26%	1.35%
Non-performing assets to total assets	0.54%	0.03%	0.09%	0.08%	0.02%



"This marks the seventeenth consecutive year of increased cash dividends for our shareholders."

From The President

It is truly a pleasure to report to you that your Company had a very strong financial performance in what was an extremely challenging economic environment in 2008. We had record earnings of $6,677,000 for the year ended December 31, 2008, an increase of $166,000, or 2.6% over the prior year. Earnings per share on a fully diluted basis were $2.41 for the current year, compared to $2.30 in 2007. Your Company declared dividends totaling $1.02 per share in 2008, an increase of $.08 per share, or 8.5% over the $.94 declared in 2007. This marks the seventeenth consecutive year of increased cash dividends for our shareholders. The return on average assets for the year was 1.36% with a return on average equity of 11.79%.

Total assets exceeded $500 million for the first time in 2008 and reached $504.3 million as of December 31, 2008. Loans receivable totaled $349.4 million as of year-end 2008, with total deposits of $359.6 million and stockholders' equity of $58.7 million. Our capital position is extremely strong and we are at the top level of our peer group in all measures of capital. With our strong capital position we elected not to participate in the Treasury Department's TARP Capital Purchase Program.

Loans receivable increased $18.1 million or 5.5% from the prior year. The increase in loans centered in commercial real estate which grew by 19.4%. As a result of the general slow down in the local economy and a softer real estate market, the Company did experience an increase in non-performing assets and net charge-offs in 2008. As of December 31, 2008, total non-performing assets were $2,747,000 and represented .54% of total assets compared to $163,000, or .03% as of December 31, 2007. The increase was principally due to two credit facilities to one borrower, both of which have been written-down to their net realizable value. Net charge-offs for

"...we realize that each down-trend also creates opportunities."

NET INCOME

(in thousands)


$5,010 $5,497 $5,910 $6,511 $6,677
04 05 06 07 08



the year totaled $583,000 compared to $62,000 in 2007. With the increase in non-performing loans and charge-offs we increased our provision for loan losses to $735,000 in 2008 compared to $315,000 in 2007. As of December 31, 2008, the allowance for loan losses was $4,233,000 increasing from $4,081,000 at December 31, 2007. We are continually monitoring our credit quality and are aggressively addressing any issues as they arise, as we certainly recognize the current stress on the economy and its impact on our customers.

For the year, net interest income (fully taxable equivalent) totaled $19,030,000, an increase of $1,219,000 or 6.8% over 2007. Our net interest margin increased nine basis points to 4.07% in 2008. During 2008, we offset a 400 basis point decrease in prime rate from 7.25% to 3.25% by managing our cost of funds and growing the loan portfolio.

Other income for 2008 totaled $4,087,000 compared to $3,524,000 in 2007. The increase was principally due to a $499,000 gain on the sale of $14.4 million of mortgage loans and servicing rights in 2008. For the year, other expenses totaled $12,240,000, an increase of $899,000 or 7.9% over the prior year. The increase, was due in part to $582,000 of costs related to a parcel of foreclosed real estate and includes a write-down of the property to its current realizable value.

We strongly encourage you to read the financial section of this Annual Report for a more detailed analysis of our results.

During the year, the national media reported that the banking industry was hesitant to lend money in 2008. This was not the case at Wayne Bank. Our retail banking division generated over $50 million of loans in 2008. We continued to use the same mortgage underwriting standards that have served us so well for 137 years. Making sound loans to credit-worthy borrowers benefits the customer, the community and the Bank.

Our Commercial Lending Division was also very active in 2008. The Bank's Commercial Lenders worked with our local businesses to develop commercial real estate projects, generate jobs, expand tourism efforts and stimulate the local economy. We were instrumental in financing motels, summer camps, shopping centers and many other local projects. Although we are facing challenging economic times, we believe investing in the business community is crucial both to the local community and to the Bank.

We are well aware that 2008 presented one of the most challenging periods for the financial and investment markets. Our Wealth Management and Trust Services Division was certainly not immune from the turbulent markets. However, by maintaining investment discipline, on a relative basis we are encouraged by our results. Market cycles are nothing new, and we realize that each down-trend also creates opportunities.

Wayne Bank's success in 2008, and in prior years, can be attributed to many components such as maintaining expenses within the organization, having a seasoned staff of committed employees, and cost effectively promoting our products and services to existing and new customers. In addition, another factor that contributed to our success is the due diligence in basing loans on solid credit fundamentals. Our philosophy is to grow at a sustainable and consistent rate that best serves our shareholders in the long-term. That has been proven, year after year, to be the best course. A very important and integral part of this is the fact that Wayne Bank is a locally managed community bank. This differentiates us from regional and national banks as we are much more entrenched in local events and organizations within the communities we serve. We live and work in our marketplace, our customers know us, and we know them. In many cases, we know their parents, or their brothers and



TOTAL LOANS
(in millions)


$254.8
$290.9
$315.6
$331.3
$349.4
04
05
06
07
08

"...the same mortgage underwriting standards that have served us so well for 137 years."

ALLOWANCE FOR LOAN LOSSES
(in thousands)


$3,448 $3,669 $3,828 $4,081 $4,233
04 05 06 07 08

"...doing our part to support the "green" philosophy and cutting costs at the same time"



sisters too. We have a history together – Wayne Bank founded in 1871 has been the financial institution of choice for generations in Wayne County and we hope to continue that trend with our locations in Pike and Monroe Counties.

By supporting the communities we operate in, the Bank is a vital link to many nonprofit organizations that help a great number of people, primarily children and families. Whether it is the local high school band, the church bingo, the Historical Society, conservation groups, the local Chamber of Commerce, the Red Cross or United Way, Wayne Bank has donated to these causes and more. Wayne Bank gives not only monetary donations, but also through employee involvement, as many Directors, Officers and Employees give of their time and energy to nonprofit boards, as well as, being members of an organization – from The Dorflinger-Suydam Wildlife Sanctuary to the Wayne County YMCA, Wayne Bank has helped support many local organizations.

Wayne Bank has been pursuing a strategy with the use of technology to improve customer service and attract new business. In the first quarter of 2008, Business Link, a Remote Deposit Capture system for business customers who routinely deposit checks, launched. This service, using Internet technology, a personal computer and a specially designed document-scanning device adds convenience, efficiency and speed in collecting checks deposited directly at the customer's location, any time of day, 7-days a week. Using resources similar to remote deposit technology enabled our community offices to convert all teller transaction documents to digital images for electronic transmission to our central processing headquarters and eliminated significant weekly expenditures for courier services. Of course, this too, contributes to the environment by reducing the emissions and fuel usage of courier vehicles.



Other technology based services including online banking and bill payment, direct deposit of payroll and benefit payments, electronic collection of loan payments, debit cards, ATMs and other electronic funds transfer options all promote customer convenience, operational efficiencies and make the world we live in cleaner and greener. Wayne Bank is doing our part to support the "green" philosophy and cutting costs at the same time. For example, in just one year, Wayne Bank recycled over 15,026 pounds of paper and we have been converting our processes to paperless transactions.

As with any organization, the foundation of success lies in acquiring and retaining a strong workforce. During 2008, in keeping with tradition, a number of employees were duly recognized and promoted for their contributions and commitment to the Bank. Karen Gasper, Internal Auditor and Assistant Vice President promoted to Vice President, and Marianne Glamann, Community Office Manager of the Marshalls Creek Office promoted to Assistant Vice President and Regional Manager of the Monroe County market. Other promotions included Julie Kuen promoted to Electronic Banking Officer, Wendy Davis to Community Office Manager of Wayne Bank's Shohola Office and Rossie Demorizi-Ortiz to Community Office Manager of the Tannersville Office. Gary Henry, Consumer Lending Officer

SENIOR MANAGEMENT

Standing, From Left to Right:
Wayne D. Wilcha, William W. Davis, Jr., Lewis J. Critelli

Seated, From Left to Right:
Edward C. Kasper, John H. Sanders, Joseph A. Kneller

TIER 1 CAPITAL RATIO


15.91% 15.29% 15.67% 16.26% 16.22%
04 05 06 07 08

"Even in these unprecedented times, we are extremely pleased with our operating results."

NET INTEREST INCOME
(FTE $ in 000)


$14,653 $15,889 $16,708 $17,811 $19,030
04 05 06 07 08

DILUTED EARNINGS PER SHARE


$1.77 $1.92 $2.07 $2.30 $2.41
04 05 06 07 08

is now the Community Officer Manager in Waymart. Notably, we had a number of employees who attained significant years of tenure with the Bank including Sally Timko who achieved the status of twenty-five years, as well as four employees who attained ten-years of service and five employees who reached five years of service.

Even in these unprecedented times, we are extremely pleased with our operating results. Our core earnings are strong, our net interest margin has improved and our loan pipeline is encouraging. We should also emphasize Wayne Bank never participated in the sub-prime mortgage business. However, we are certainly aware that a slowing economy and increasing unemployment will continue to affect some customers' ability to save or borrow funds in 2009.

Wayne Bank will continue to monitor the economy and to take advantage of every opportunity that presents itself throughout 2009 as we continue to market our products and services aggressively as we have in the past to garner new deposits and loans suitable for the Bank and our customers.

For almost 140 years, Wayne Bank has been a symbol of strength, safety and security for the communities, customers and stockholders we serve. We are proud to continue that tradition. Please consider us for all your financial needs. We genuinely appreciate all your support.

Sincerely yours,

William W. Davis, Jr.
President & Chief Executive Officer

Norwood Financial Corp 2008 Board of Directors


John E. Marshall,
Chairman of the Board


Gary P. Rickard


Daniel J. O'Neill


William W. Davis, Jr
President and CEO


Dr. Kenneth A. Phillips


Richard L. Snyder


Susan Gumble-Cottell


Ralph A. Matergia, Esq.


Dr. Andrew A. Forte

Russell L. Ridd - *Director Emeritus*


NEW YORK
Lakewood
370
191
WAYNE
Honesdale
Waymart
191
Hawley
590
Shohola
6
84
Lords Valley
Milford
390
PIKE
380
402
MONROE
940
80
Marshalls Creek
Tannersville
Stroudsburg
209
NEW JERSEY

Administrative Office:
717 Main Street
P.O. Box 269
Honesdale, PA 18431

Community Offices:
717 Main Street
Honesdale, PA 18431

245 Willow Avenue
Honesdale, PA 18431

Belmont & Water Streets
Waymart, PA 18472

Route 6 East
Hawley, PA 18428

111 West Harford Street
Milford, PA 18337

107 Richardson Avenue
Shohola, PA 18458

Route 370 & Lake Como Road
Lakewood, PA 18439

Route 611 & Stroud Mall
Stroudsburg, PA 18360

637 Route 739
Lords Valley Shopping Plaza
Lords Valley, PA 18428

Route 209, 5165 Milford Road
Marshalls Creek, PA 18335

Route 611, Fountain Springs East II
Tannersville, PA 18372

Online at: waynebank.com
(800) 598-5002

Norwood
FINANCIAL CORP

2008
CONSOLIDATED FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for Norwood Financial Corp (the Company) and its subsidiary Wayne Bank (the Bank) as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007, and 2006. All share and per share amounts have been adjusted to reflect the effect of the 5% stock dividend distributed to shareholders on May 26, 2006. This section should be read in conjunction with the consolidated financial statements and related footnotes.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words believes, anticipates, contemplates, expects, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, demand for real estate and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements (incorporated by reference in Item 8 of the Form 10-K) lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the potential impairment of restricted stock, accounting for stock options, the valuation of deferred tax assets and the determination of other-than-temporary impairment losses on securities. Please refer to the discussion of the allowance for loan losses calculation under "Non-performing Assets and Allowance for Loan Losses" in the "Financial Condition" section.

For periods ending prior to January 1, 2006, the Company accounted for stock option plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB Opinion No. 25, no stock-based employee compensation was reflected in net income, as all options granted had an exercise price equal to the market value of the underlying common stock on the grant date. The Company adopted SFAS No. 123(R), "Share-Based Payment" as of January 1, 2006, using the modified prospective transition method. Under this method companies are required to record compensation expense, based on the fair value of options over the vesting period. See Note 2 for additional discussion of this pronouncement's impact on the Company's consolidated financial statements.

The deferred income taxes reflect temporary differences in the recognition of the revenue and expenses for tax reporting and financial statement purposes, principally because certain items are recognized in different periods for financial reporting and tax return purposes. Although realization is not assured, the Company believes it is more likely than not that all deferred tax assets will be realized.

Restricted stock which represents required investment in the common stock of correspondent banks is carried at cost and as of December 31, 2008 and 2007, consists of the common stock of Federal Home Loan Bank of Pittsburgh. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Management evaluates the restricted stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary decline in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to the restricted stock as of December 31, 2008.

In estimating other-than-temporary impairment losses on securities, the Company considers 1) the length of time and extent to which the fair value has been less than cost 2) the financial condition of the issuer and 3) the intent and ability of the Company to hold the security to allow for a recovery to fair value.
The Company believes that the unrealized losses, at December 31, 2008 and 2007 represent temporary impairment of the securities.

EMERGENCY ECONOMIC STABILIZATION ACT OF 2008

In response to recent unprecedented market turmoil, the Emergency Economic Stabilization Act of 2008 ("ESSA") was enacted on October 3, 2008. EESA authorizes the Secretary of the Treasury to purchase up to $700 billion in troubled assets from financial institutions under the Troubled Asset Relief Program or TARP.

Among its many provisions, the EESA increased the maximum deposit insurance amount up to $250,000 until December 31, 2009 and removes the statutory limits on the FDIC's ability to borrow from the Treasury during this period. The FDIC may not take the temporary increase in deposit insurance coverage into account when setting assessments. EESA allows financial institutions to treat any loss on the preferred stock of the Federal National Mortgage Association or Federal Home Loan Mortgage Corporation as an ordinary loss for tax purposes.

Pursuant to his authority under EESA, the Secretary of the Treasury created the TARP Capital Purchase Plan (CPP) under which the Treasury Department will invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies. Qualifying financial institutions may issue senior preferred stock with a value equal to not less than 1% of risk-weighted assets and not more than the lesser of $25 billion or 3% of risk-weighted assets. The senior preferred stock will pay dividends at the rate of 5% per annum until the fifth anniversary of the investment and thereafter at the rate of 9% per annum. The senior preferred stock may not be redeemed for three years except with the proceeds from an offering of common stock or preferred stock qualifying as Tier 1 capital in an amount equal to not less than 25% of the amount of the senior preferred. After three years, the senior preferred may be redeemed at any time in whole or in part by the financial institution. No dividends may be paid on common stock unless dividends have been paid on the senior preferred stock. Until the third anniversary of the issuance of the senior preferred, the consent of the U.S. Treasury will be required for any increase in the dividends on the common stock or for any stock repurchases unless the senior preferred has been redeemed in its entirety or the Treasury has transferred the senior preferred to third parties. The senior preferred will not have voting rights other than the right to vote as a class on the issuance of any preferred stock ranking senior, any change in its terms or any merger, exchange or similar transaction that would adversely affect its rights. Prior to issuance, the financial institution and its senior executive officers must modify or terminate all benefit plans and arrangements to comply with EESA. Senior executives must also waive any claims against the Department of Treasury. In connection with the issuance of the senior preferred, publicly traded participating institutions must issue the Secretary immediately exercisable 10-year warrants to purchase common stock with an aggregate market price equal to 15% of the amount of senior preferred.

Due to its strong capital position, the Company decided not to participate in the CPP.

RESULTS OF OPERATIONS – SUMMARY

Net income for the Company for the year-ended December 31, 2008 totaled $6,677,000, an increase of $166,000, or 2.6% over the $6,511,000 earned in 2007. Basic and diluted earnings per share were $2.44 and $2.41, respectively, increasing from $2.34 and $2.30, respectively in 2007. The return on average assets (ROA) for the year ended December 31, 2008 was 1.36% with a return on average equity (ROE) of 11.79% compared to an ROA of 1.39% and ROE of 12.10% for the prior year. The increase in earnings was principally attributable to an increase in net interest income on a fully-taxable equivalent basis (fte) of $1,219,000 which offset a higher provision for loan losses of $420,000 and $582,000 of write-down and costs to maintain a property in foreclosed real estate.

Net interest income (fte) totaled $19,030,000 in 2008, an increase of $1,219,000 or 6.8% over the $17,811,000 in the prior year. Net interest income was favorably impacted by a $20.5 million increase in average earning assets for 2008 compared to average earning assets in 2007. The net interest margin increased 9 basis points to 4.07% in 2008. The Company offset a 400 basis point decrease in prime rate of interest by managing its cost of funds. During 2008, the cost of interest-bearing liabilities declined 76 basis points to offset a 52 basis point drop in earning asset yields.

Loans receivable increased $18.1 million or 5.5% from the prior year end. The increase in loans was centered in commercial real estate which increased $25.9 million, which was partially offset by a lower level of construction financing and commercial term loans. As a result of the general economic slow down and a softer real estate market, the Company did experience an increase in non-performing assts and net charge-offs in 2008. As of December 31, 2008, total non-performing assets were $2,747,000 and represented .54% of total assets compared to $163,000, or .03% as of December 31, 2007. The increase was principally due to two credit facilities to one borrower, both of which have been written-down to their net realizable value. Net charge-offs for the year totaled $583,000 compared to $62,000 in 2007. The Company increased its provision for loan losses to $735,000 in the current year compared to $315,000 in 2007.

Other income for the year ended December 31, 2008 totaled $4,087,000 increasing $563,000 from $3,524,000 in the prior year. The increase was principally due to a $499,000 gain on the sale of $14.4 million of mortgage loans and servicing rights compared to $23,000 in similar gains in 2007. For the current year, other expenses totaled $12,240,000, an increase of $899,000 or 7.9% over the prior year. The increase was principally due to a $582,000 write-down to current realizable value of a foreclosed real estate property as well as costs to maintain the real estate. Excluding costs related to foreclosed real estate, other expenses increased 2.8%.

The following table sets forth changes in net income (in thousands):

Net income 2007	$ 6,511
Net interest income	1,129
Provision for loan losses	(420)
Gain on sale of mortgage loans and servicing rights	476
Other income	87
Salaries and employee benefits	(221)
Foreclosed real estate owned	(582)
Other expense	(96)
Income tax expense	(207)
Net income for 2008	$ 6,677

Net income for the Company for the year ended December 31, 2007 totaled $6,511,000, an increase of $601,000 or 10.2% over the $5,910,000 earned in 2006. Basic and diluted earnings per share were $2.34 and $2.30 respectively increasing from $2.11 and $2.07, respectively in 2006. The return on average assets (ROA) for the year ended December 31, 2007 was 1.39% improving from 1.33% for 2006. Return on average equity (ROE) increased to 12.10% for the current year from 11.85% in 2006.

The increase in earnings was principally attributable to an increase in net interest income which totaled $17,811,000 on a fully taxable equivalent (fte) basis in 2007 compared to $16,708,000 (fte) in 2006. This represents an increase of $1,103,000, or 6.6%. Net interest income was favorably impacted by a $21.9 million, or 7.3% increase in average loans receivable for 2007 compared to average loans receivable in 2006. The yield on the securities portfolio increased 76 basis points which also favorably impacted net interest income. These two items were partially offset by a 59 basis point increase in the cost of interest bearing deposits, principally short-term time deposits.

Loans receivable increased $15.7 million to total $331.3 million as of December 31, 2007. The increase in loans was centered in residential mortgage activity and to a lesser extent, in the commercial real estate portfolio. The majority of the loan growth was funded with an $11.9 million increase in deposits, principally in money market accounts and non-interest bearing checking.

The Company's loan quality metrics improved with non-performing loans decreasing to .05% of total loans at December 31, 2007 from .13% as of the prior year end. Net charge-offs were $62,000 for the year, or .02% of average loans. Loan loss provision expense increased to $315,000 in 2007, from $220,000 in 2006 as the Company recognized a general slow down in the local economy.

Other income for 2007 totaled $3,524,000 compared to $3,583,000 in 2006. The decrease was principally due to a lower level of gains on the sales of mortgage loans which totaled $23,000 in 2007 and $147,000 in the prior year, which included $110,000 gain on the sale of a portfolio of mortgage servicing rights. Other expenses totaled $11,341,000 in 2007, an increase of $384,000 or 3.5% over the prior year. The increase was principally due to costs associated with the Tannersville Office which opened in December 2006.

The following table sets forth changes in net income (in thousands):

Net income for 2006	$ 5,910
Net interest income	1,089
Provision for loan losses	(95)
Gain on sale of mortgage loans and servicing rights	(124)
Other income	65
Salaries and employee benefits	(170)
Occupancy	(119)
Other expense	(95)
Income tax expense	50
Net income for 2007	$ 6,511

FINANCIAL CONDITION

TOTAL ASSETS

Total assets as of December 31, 2008, were $504.3 million compared to $480.6 million as of year-end 2007, an increase of $23.7 million or 4.9%.

LOANS RECEIVABLE

As of December 31, 2008, loans receivable totaled $349.4 million compared to $331.3 million as of year-end 2007, an increase of $18.1 million, or 5.5%. Loan growth, principally in commercial real estate and to a lesser extent in residential mortgages was partially offset by lower construction financing, commercial term loans and lines of credit and a net run-off in indirect automobile financing, which is included in consumer loans to individuals.

Residential real estate, which includes home equity lending, totaled $133.4 million as of December 31, 2008, compared to $129.9 million as of year-end 2007, an increase of $3.5 million. Fixed rate mortgage products were preferred by the Bank's customers and accounted for the majority of the activity. The Company does not originate any non-traditional mortgage products such as interest-only loans or option adjustable rate mortgages and has no sub-prime mortgage exposure. The Company evaluates sales of its long-term fixed rate residential loan production for interest rate risk management, with $14.4 million of 30 year fixed rate loans sold into the secondary market during 2008. In the current low interest rate environment, the

Company expects to continue selling mortgage loans in 2009. The Company also had growth in home equity lending in 2008 through its branch system. Total outstandings increased $1.2 million to $53.7 million as of December 31, 2008. The increase was principally in home equity lines of credit.

Commercial loans consist principally of loans made to small businesses within the Company's market and are usually secured by real estate or other assets of the borrower. Commercial real estate loans totaled $159.5 million as of December 31, 2008, increasing from $133.6 million as of December 31, 2007, an increase of $25.9 million or 19.4%. The terms for commercial real estate loans are typically 15 to 20 years, with adjustable rates based on a spread to the prime rate or fixed for the initial three to five year period then adjusting to a spread to the prime rate. The majority of the Company's commercial real estate portfolio is owner occupied and includes the personal guarantees of the principals. The growth in commercial real estate lending was centered in the Pike and Monroe County market areas. Commercial loans consisting principally of lines of credit and term loans secured by equipment or other assets decreased $3.3 million to $25.9 million as of December 31, 2008. The decrease was principally due to pay-offs in equipment loans and lower usage on lines of credit.

The Company's indirect lending portfolio (included in consumer loans to individuals) declined $1.6 million to $10.0 million as of December 31, 2008. The Company has de-emphasized indirect automobile lending and has also experienced a general slow down in marine and non-titled vehicle indirect financing.

ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

The allowance for loan losses was $4,233,000 as of December 31, 2008 and represented 1.21% of total loans receivable compared to $4,081,000 and 1.23% of total loans as of year end 2007. Net charge-offs for 2008 totaled $583,000 and represented .17% of average loans compared to $62,000 and .02% of average loans in 2007. The increase in charge-offs was principally due to a $380,000 write-down of a commercial real estate land development loan with collateral consisting of several parcels of real estate. With increasing net charge-offs and recognizing the softness in the economy, the Company increased its loan loss provision to $735,000 for the year end December 31, 2008 from $315,000 for the year 2007.

The Company's loan review process assesses the adequacy of the allowance for loan losses on a quarterly basis. The process includes a review of the risks inherent in the loan portfolio. It includes an analysis of impaired loans and a historical review of losses. Other factors considered in the analysis include: concentrations of credit in specific industries in the commercial portfolio; the local and regional economic conditions; trends in delinquencies, internal risk rating classification, large dollar loans of over $2 million, and growth in the portfolio. As of December 31, 2008, the Company considered its concentration of credit risk profile to be acceptable. As a result of weaker economic conditions, the Company has seen an increase in its internally risk-rated loans. The local, regional and national economy weakened in 2008 as unemployment increased, financial markets declined and the real estate market slowed which has caused an increasing trend in loan delinquencies. The Company has modestly increased its number of large commercial credits. As a result of its analysis, after applying these factors, management considers the allowance as of December 31, 2008, adequate. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses, if any that might be incurred in the future.

The following table sets forth information with respect to the Company's allowance for loan losses for the periods indicated:

	Year-ended December 31, (dollars in thousands)				
	2008	2007	2006	2005	2004
Allowance balance at beginning of period	$ 4,081	$ 3,828	$ 3,669	$ 3,448	$ 3,267
Charge-offs:					
Commercial and all other	(7)	-	-	(4)	(19)
Real Estate	(465)	(4)	-	(6)	(10)
Consumer	(171)	(117)	(150)	(200)	(342)
Lease Financing	-	-	-	-	(11)
Total	(643)	(121)	(150)	(210)	(382)
Recoveries:					
Commercial and all other	-	-	18	12	13
Real Estate	1	2	2	18	8
Consumer	59	54	65	46	78
Lease Financing	-	3	4	5	9
Total	60	59	89	81	108
Provision expense	735	315	220	350	455
Allowance balance at end of period	$ 4,233	$ 4,081	$ 3,828	$ 3,669	$ 3,448
Allowance for loan losses as a percent of total loans outstanding	1.21%	1.23%	1.21%	1.26%	1.35%
Net loans charged off as a percent of average loans outstanding	.17%	.02%	.02%	.05%	.11%
Allowance coverage of non-performing loans	2.0x	25.0x	9.4x	10.4x	51.5x

Non-performing assets consist of non-performing loans and real estate owned as a result of foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, accrued interest is reversed from current earnings.

As of December 31, 2008, non-performing loans totaled $2,087,000 and represented .60% of total loans increasing from $163,000 and .05% of total loans as of December 31, 2007. The increase is principally due to one commercial real estate land development loan of $1,693,000, which reflects a $380,000 write-down taken in 2008. In 2008, the Company acquired a property with a deed in lieu of foreclosure with a net realizable value of $660,000. The property consists of undeveloped residential building lots in Monroe County.

The following table sets forth information regarding non-performing assets. As of December 31, 2008, the Company had $2,976,000 of impaired and collateral dependent loans compared to $3,208,000 at year-end 2007, with no required allowance as of years-end December 31, 2008 and 2007.

	December 31, (dollars in thousands)				
	2008	2007	2006	2005	2004
Non-accrual loans:					
Commercial and all other	$ -	$ -	$ -	$ -	$ -
Real estate	2,087	109	392	330	32
Consumer	-	2	17	11	8
Total	2,087	111	409	341	40
Accruing loans which are contractually past due 90 days or more	-	52	-	12	27
Total non-performing loans	2,087	163	409	353	67
Foreclosed real estate	660	-	-	-	-
Total non-performing assets	$ 2,747	$ 163	$ 409	$ 353	$ 67
Non-performing loans to total loans	.60%	.05%	.13%	.12%	.03%
Non-performing loans to total assets	.41%	.03%	.09%	.08%	.02%
Non-performing assets to total assets	.54%	.03%	.09%	.08%	.02%

SECURITIES

The securities portfolio consists principally of issues of United States Government agencies, including mortgage-backed securities, municipal obligations and corporate debt. In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" the Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have a trading account. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2008, the HTM portfolio totaled $707,000 and consisted of two municipal obligations. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair market value with any unrealized gains or losses recorded net of deferred income taxes, as an adjustment to capital and reported in the equity section of the balance sheet as other comprehensive income (loss). As of December 31, 2008, $130.1 million in securities were so classified and carried at their fair market value, with unrealized appreciation; net of tax, of $1,279,000, included in Accumulated other comprehensive income in stockholders' equity.

As of December 31, 2008, the average life of the portfolio was 2.6 years. The Company has maintained a relatively short average life in the portfolio in order to generate cash flow to support loan growth. Purchases for the year totaled $45.3 million with securities called, maturities and cash flow of $39.3 million and proceeds from sales of $67,000. The purchases were funded principally by cash flow from the portfolio. As of December 31, 2008 the carrying value of the Company's securities portfolio (HTM and AFS) totaled $130.8 million with the mix as follows:

	2008		2007	
	(dollars in thousands)			
	Carrying Value	% of portfolio	Carrying Value	% of portfolio
US Government agencies	$ 35,813	27.5%	$ 41,508	33.4%
States & political subdivisions	25,916	19.8%	22,622	18.1%
Corporate Securities	5,625	4.3%	4,994	4.0%
Mortgage-backed securities	62,318	47.5%	54,082	43.3%
Equity securities	1,155	0.9%	1,486	1.2%
Total	$ 130,827	100.0%	$ 124,692	100.0%

The portfolio had $15.2 million of adjustable rate instruments, principally adjustable rate mortgage backed securities as of December 31, 2008 compared to $19.1 million at year end 2007. The portfolio contained no private label mortgage backed securities, collateralized debt obligations (CDOs), trust preferreds, structured notes, step-up bonds and no off-balance sheet derivatives were in use. The U.S. Government agency portfolio consists principally of callable notes with final maturities of generally less than five years. The mortgage backed securities are pass-through bonds with the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corp (FHLMC), and Government National Mortgage Association (GNMA). The Company has no exposure to common or preferred stock of FNMA or FHLMC. During 2008, the Company increased its holdings of mortgage-backed securities with the expectation that the bonds will provide regular cash flow, provide liquidity and support loan growth.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain financial instruments and determine fair value disclosures. (See Note 16 of Notes to the Consolidated Financial Statements).

Approximately $130.1 million, which represents 25.8% of total assets at December 31, 2008, consisted of financial instruments recorded at fair value on a recurring basis. This amount consists entirely of the Company's available for sale securities portfolio. The Company uses valuation methodologies involving market-based or market derived information, collectively Level 1 and 2 measurements, to measure fair value. There were no transfers into or out of Level 3 for any instruments for the year ending December 31, 2008.

The Company utilizes a third party provider to perform valuations of the investments. Methods used to perform the valuations include: pricing models that vary based on asset class, available trade and bid information, actual transacted prices, and proprietary models for valuations of state and municipal obligations. In addition, the Company has a sample of fixed-income securities valued by an other independent source. Generally, the Company does not adjust values received from its providers, unless it is evident that fair value measurement is not consistent with SFAS No. 157.

DEPOSITS

The Company, through the twelve branches of the Bank, provides a full range of deposit products to its retail and business customers. These products include interest-bearing and non-interest bearing transaction accounts, statement savings and money market accounts. Time deposits consist of certificates of deposit (CDs) with terms of up to five years and include Individual Retirement Accounts. The Bank participates in the Jumbo CD ($100,000 and over) markets with local municipalities and school districts, which are typically awarded on a competitive bid basis. The Company has no brokered deposits.

Total deposits as of December 31, 2008, totaled $359.6 million decreasing from $370.0 million as of year-end 2007, a decrease of $10.4 million. The decrease was principally due to a lower level of time deposits over $100,000, which declined by $17.2 million. This was partially offset by an increase in money market deposit accounts of $2.7 million, savings accounts of $1.6 million and interest-bearing checking accounts of $2.9 million.

Time deposits over $100,000, which consist principally of school district funds, other public funds and short-term deposits from large commercial customers with maturities generally less than one year, totaled $45.1 million as of December 31, 2008, compared to $62.3 million at year-end 2007. The decrease was principally due to the scheduled maturities of time deposits from a commercial customer. The Company also had a lower level of jumbo CDs with local school districts. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources.

As of December 31, 2008, non-interest bearing demand deposits totaled $56.8 million compared to $60.1 million at year-end 2007. This decrease is partially attributable to a lower level of commercial deposits, as a result of the general slow down in economic activity. Interest bearing demand accounts totaled $35.3 million as of December 31, 2008 compared to $32.4 million at year end 2007. The increase was principally due to a higher level of municipal accounts. Cash management accounts included in short-term borrowings, totaled $23.4 million at year end 2008 compared to $24.0 million as of December 31, 2007. These balances represent commercial and municipal customers' funds invested in over-night securities. The Company considers these accounts as a source of core funding.

MARKET RISK

Interest rate sensitivity and the repricing characteristics of assets and liabilities are managed by the Asset and Liability Management Committee (ALCO). The principal objective of the ALCO is to maximize net interest income within acceptable levels of risk, which are established by policy. Interest rate risk is monitored and managed by using financial modeling techniques to measure the impact of changes in interest rates.

Net interest income, which is the primary source of the Company's earnings, is impacted by changes in interest rates and the relationship of different interest rates. To manage the impact of the rate changes, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. The Company uses net interest simulation to assist in interest rate risk management. The process includes simulating various interest rate environments and their impact on net interest income. As of December 31, 2008, the level of net interest income at risk in a 200 basis points increase or decrease was within the Company's policy limits, of a decline of less than 8% of net interest income.

Imbalance in repricing opportunities at a given point in time reflect interest-sensitivity gaps measured as the difference between rate-sensitive assets and rate-sensitive liabilities. These are static gap measurements that do not take into account any future activity, and as such are principally used as early indications of potential interest rate exposures over specific intervals.

At December 31, 2008, the Bank had a positive 90 day interest sensitivity gap of $20.4 million or 4.0% of total assets. A positive gap indicates that the balance sheet has a higher level of rate-sensitive assets (RSA) than rate-sensitive liabilities (RSL) at the specific time interval. This would indicate that in a declining rate environment, the yield on interest-earning assets would decrease faster than the cost of interest-bearing liabilities in the 90 day time frame. The level of RSA and RSL for an interval is managed by ALCO strategies, including adjusting the average life of the investment portfolio through purchases and sales, pricing of deposit liabilities to attract longer term time deposits, utilizing borrowings to fund loan growth, loan pricing to encourage variable rate products and evaluation of loan sales of long-term fixed rate mortgages.

The Company analyzes and measures the time periods in which RSA and RSL will mature or reprice in accordance with their contractual terms and assumptions. Management believes that the assumptions used are reasonable. The interest rate sensitivity of assets and liabilities could vary substantially if differing assumptions were used or if actual experience differs from the assumptions used in the analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Interest rates may change at different rates changing the shape of the yield curve. The level of rates on the investment securities may also be affected by the spread relationship between different investments. This was evident in 2008 as the spread between certain asset classes were at historical highs in relation to treasuries due to lack of market liquidity and credit concerns. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed. Finally, the ability of borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase. It should be noted that the operating results of the Company are not subject to foreign currency exchange or commodity price risk.

The following table displays interest-sensitivity as of December 31, 2008 (in thousands):

Rate Sensitivity Table	3 Months or Less	3-12 Months	1-3 Years	Over 3 Years	Total
Federal Funds Sold and interest bearing deposits	$ 17	$ -	$ -	$ -	$ 17
Securities	23,215	26,814	32,507	48,291	130,827
Loans Receivable	85,608	59,004	84,180	120,612	349,404
Total Rate Sensitive Assets (RSA)	$ 108,840	$ 85,818	$ 116,687	$ 168,903	$480,248
Non-maturity interest bearing deposits	$ 22,164	24,565	$ 65,086	$ 28,707	$140,522
Time Deposits	46,278	53,407	44,652	17,937	162,274
Other	20,008	18,118	23,000	20,000	81,126
Total Rate Sensitive Liabilities (RSL)	$ 88,450	$ 96,090	$ 132,738	$ 66,644	$383,922
Interest Sensitivity Gap	$ 20,390	$ (10,272)	$ (16,051)	$ 102,259	$ 96,326
Cumulative gap	20,390	10,118	(5,933)	96,326	
RSA/RSL-cumulative	123.1%	105.5%	98.1%	125.1%	
As of December 31, 2007					
Interest Sensitivity gap	$ 5,996	$ (33,969)	$ 17,012	$ 107,374	$ 96,413
Cumulative gap	5,996	(27,973)	(10,961)	96,413	
RSA/RSL-Cumulative	105.7%	86.9%	96.6%	126.8%	

LIQUIDITY

Liquidity is the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, cash flow from payments on loans and securities and access to borrowing from the Federal Home Loan Bank and other correspondent banks.

As of December 31, 2008, the Company had cash and cash equivalents of $6.5 million in the form of cash, due from banks, and short-term deposits with other institutions. In addition, the Company had total securities available for sale of $130.1 million, which could be used for liquidity needs. This totals $136.6 million and represents 27.1% of total assets compared to $133.1 million and 27.7% of total assets as of December 31, 2007. The Company also monitors other liquidity measures, all of which were within the Company's policy guidelines as of December 31, 2008. Based upon these measures, the Company believes its liquidity position is adequate.

The Company maintains established lines of credit with the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Central Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available under all the lines was $39 million, with $3.6 million outstanding at December 31, 2008 and $800,000 outstanding at December 31, 2007. The maximum borrowing capacity from FHLB was $240.6 million. As of December 31, 2008, the Company had $54 million in term borrowings from the FHLB, increasing from $23 million in similar borrowings from the FHLB as of December 31, 2007. The increase in borrowings was used to offset a decrease in Jumbo CDs and to fund loan growth.

OFF-BALANCE SHEET ARRANGEMENTS

The Company's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Unused commitments, as of December 31, 2008 totaled $58.1 million. They consisted of $22.7 million in commercial real estate, construction and land developments loans, $14.5 million in home equity lines of credit, $1.9 million in standby letters of credit and $19.0 million in other unused commitments principally commercial lines of credit. Because these instruments have fixed maturity dates and because many of them will expire without being drawn upon, they do not represent any significant liquidity risk.

Management believes that any amounts actually drawn upon can be funded in the normal course of operations. The Company has no investment in or financial relationship with any unconsolidated entities that are reasonably likely to have a material effect on liquidity or the availability of capital resources.

CONTRACTUAL OBLIGATIONS

The following table represents the aggregate of on and off balance sheet contractual obligations to make future payments (in thousands):

	December 31, 2008				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Time deposits	$ 162,274	$ 99,685	$ 44,651	$ 17,938	$ -
Long-term debt	43,000	-	23,000	10,000	10,000
Operating leases	3,535	266	467	498	2,304
	$ 208,809	$ 99,951	$ 68,118	$ 28,436	$ 12,304

RESULTS OF OPERATIONS

NET INTEREST INCOME

The following analysis should be read in conjunction with the "Consolidated Average Balance Sheets with Resultant Interest and Rates" and "Rate/Volume Analysis" tables.

Net interest income is the most significant source of revenue for the Company and represented 81.9% of total revenue for the year ended December 31, 2008. Net interest income (fte) totaled $19,030,000 for the year ended December 31, 2008 compared to $17,811,000 for 2007, an increase of $1,219,000 or 6.8%. The resulting fte net interest spread and net interest margin were 3.51% and 4.07%, respectively, in 2008 compared to 3.27% and 3.98%, respectively, in 2007.

Interest income (fte) for the year ended December 31, 2008 totaled $28,724,000 compared to $29,794,000 for 2007. The fte yield on average earning assets for 2008 was 6.14%, decreasing 52 basis points from 6.66% in 2007. Interest income was unfavorably impacted by the significant decrease in short-term interest rates. During 2008, the prime interest rate declined 400 basis points from 7.25% to 3.25%. This decline in short-term rates impacts the Company's floating rate loans principally commercial real estate, lines of credit and home equity lines of credit. As of December 31, 2008, $67.1 million of loans were immediately repricable. The decrease in yield was partially offset by a $20.5 million increase in average earning assets for the year 2008 compared to 2007.

Interest income (fte) earned on loans totaled $22,161,000 for the year ended December 31, 2008 with a resulting fte yield of 6.61% compared to $23,876,000 with an fte yield of 7.38% in 2007. The decrease was due to the lower prime interest rate in 2008, partially offset by growth of $11.7 million in average loans. The securities available-for-sale portfolio averaged $130.9 million in 2008 with interest income (fte) of

$6,473,000 and a yield (fte) of 4.94% compared to $118.7 million with interest income (fte) of $5,623,000 and yield (fte) of 4.74% in 2007. The increase in yield in 2008 was partially due to higher yielding investments purchased in 2007 having a favorable impact on the yield in 2008.

Interest expense for the year-ended December 31, 2008 totaled $9,694,000 with an average cost of interest-bearing liabilities of 2.63% compared to interest expense of $11,983,000 with an average cost of 3.39% in 2007. The decrease was principally due to the lower level of short-term interest rates. In the lower rate environment, the Company reduced rates paid on money market accounts and time deposits. The cost of time deposits decreased 76 basis points to 3.81% in 2008 from 4.57% in 2007, as higher costing time deposits matured and were replaced at lower rates. The Company also utilized short-term borrowings to replace higher priced time deposits. Average short-term borrowings increased $9.9 million to average $32.3 million at an average cost of 2.14% in 2008 compared to $22.4 million at an average cost of 4.15% in 2007.

Net interest income represented 83.0% of total revenue for the year ended December 31, 2007. Net interest income (fte) totaled $17,811,000 for the year ended December 31, 2007 compared to $16,708,000 for 2006, an increase of $1,103,000, or 6.6%. The resulting fte net interest spread and net interest margin were 3.27% and 3.98%, respectively, in 2007 compared to 3.36% and 3.96% respectively, in 2006.

Interest income (fte) for the year ended December 31, 2007 totaled $29,794,000, an increase of $3,320,000 over $26,474,000 earned in 2006. The fte yield on average earning assets for 2007 was 6.66%, increasing 39 basis points, from 6.27% in 2006. The increase in interest income was principally due to higher yields on the securities available for sale portfolio and loan portfolio and a higher percentage of loans on the balance sheet.

The prime interest rate was flat at 8.25% from January to mid-September 2007 and decreased to 7.25% by December 31, 2007. This decline in short-term rates impacts the Company's floating rate loans, principally commercial real estate and commercial lines of credit which are tied to the prime rate. As of December 31, 2007, $69.1 million of loans were immediately repriceable. Average earning assets for 2007 totaled $447.4 million, an increase of $25.4 million over the average for 2006. The mix of earning assets also improved with higher yielding loans representing 72.3% of average earning assets compared to 71.2% during 2006.

Interest income (fte) earned on loans totaled $23,876,000 for the year ended December 31,2007 with a resulting fte yield of 7.38% compared to $21,600,000 with a yield (fte) of 7.16% in 2006. The increase was due to growth in average volume of loans of $21.9 million and a higher average prime interest rate in 2007 than in 2006.

The securities available for sale portfolio averaged $118.7 million during 2007 with interest income (fte) of $5,623,000 and yield (fte) of 4.74% compared to $116.6 million with interest income (fte) of $4,637,000 and yield (fte) of 3.98% in 2006. The increase in yield was due to the reinvestment of cash flow and maturities from the portfolio into higher yielding instruments.

Interest expense for the year ended December 31, 2007 totaled $11,983,000 with a cost of interest-bearing liabilities of 3.39% compared to interest expense of $9,766,000 at an average cost of 2.91% for 2006. The increase was principally due to a more expensive mix of interest-bearing liabilities with a higher percentage of average time deposits in 2007, 50.7% compared to 43.6% on average in 2006. In addition, the cost of time deposits increased on average to 4.57% in 2007 as compared to 3.96% in 2006. The increase was principally due to higher average short-term rates in 2007 and a competitive market for these deposits.

OTHER INCOME

Other income totaled $4,087,000 for the year-ended December 31, 2008 compared to $3,524,000 in 2007. The increase was principally due to $499,000 of gains on the sale of $14.4 million of mortgage loans and servicing rights in 2008 compared to $23,000 of similar gains in 2007. The loans were sold for interest-rate risk management purposes. Service charges and fees increased $91,000 to $2,600,000 principally due to a higher volume of non-sufficient fund fees (NSF). The Company offers title and settlement services through a subsidiary of the Bank. Revenues (included in other) from this subsidary totaled $83,000 in 2008 compared to $29,000 in 2007 principally due to a higher level of commercial real estate transactions.

The Company recorded a $27,000 other-than-temporary-impairment charge on 1,000 shares of Wachovia Common stock in 2008 which is included in net realized gains (losses) on sale of securities. The Company has no holdings of common or preferred stock of FNMA or FHLMC.

Other income totaled $3,524,000 for the year ended December 31, 2007 compared to $3,583,000 in 2006. Service charges and fees increased $54,000 to $2,509,000 in 2007. The increase was due to an $87,000 increase in overdraft (NSF) fees to $1,347,000 which was partially offset by $39,000 decrease in business account analysis fees as the Bank began offering a free business checking account with no analysis fees. Income from fiduciary activities totaled $423,000 in 2007 increasing $68,000 from 2006. The increase was due to new business and a higher level of estate fees. Assets under management increased $4.8 million to $101.7 million. Gains on sales of mortgage loans and servicing rights totaled $23,000 for the 2007 period compared to $147,000 in 2006. The decrease was due to the gain in 2006 on the sale of $13.7 million of mortgage servicing rights on loans previously sold in the secondary market.

Other Income (dollars in thousands)
For the year-ended December 31

	2008	2007	2006
Service charges on deposit accounts	$ 194	$ 226	$ 296
ATM Fees	280	241	224
NSF Fees	1,424	1,347	1,260
Safe Deposit Box Rental	55	55	55
Loan related service fees	281	236	271
Debit Card	376	328	282
Fiduciary activities	404	423	355
Commissions on mutual funds & annuities	105	120	131
Gain on sales of mortgage loans	499	23	147
Earnings on bank-owned life insurance	345	333	309
Other income	142	175	187
	4,105	3,507	3,517
Net realized gains (losses) on sales of securities	(18)	17	66
Total	$ 4,087	$ 3,524	$ 3,583

OTHER EXPENSES

Other expenses totaled $12,240,000 for the year-ended December 31, 2008 compared to $11,341,000 in 2007, an increase of $899,000 or 7.9%. The increase was principally due to $582,000 of costs associated with a parcel of foreclosed real estate. Excluding these expenses, other expenses increased 2.8%.

Salaries and employee benefits expense which represented 49.4% of total other expenses increased $221,000 or 3.8% to $6,046,000 in 2008. Equipment expense decreased $46,000 to $507,000. The decline was principally due to lower maintenance expenses as the Bank utilized branch document image capture technology which reduced back-office check processing costs. The same technology also reduced courier expense (included in other) by $48,000. Data processing related costs totaled $753,000, an increase of

$63,000 principally due to branch and remote deposit capture and enhancements to the Bank's internet banking system. The efficiency ratio, which is total other expenses as a percentage of net interest income (fte) plus other income for the year ended December 31, 2008 was 52.9% improving from 53.2% in 2007.

The Company anticipates a significant increase in the cost of federal deposit insurance from the current levels of five to seven basis points. The FDIC has recently increased the assessment rate for the most highly rated institutions to between 12 and 14 basis points for the first quarter of 2009 and to between 12 and 16 basis points thereafter. Assessment rates could be further increased if an institution's FHLB advances exceed 25% of deposits. The FDIC adopted an interim rule imposing a 20 basis point emergency special assessment on June 30, 2009 payable September 30, 2009. The FDIC may impose additional assessments of up to 10 basis points after June 30. The FDIC has also established a program under which it fully guarantees all non-interest bearing transaction accounts and senior unsecured debt of a bank or its holding company. The Bank is participating in this program and will be assessed ten basis points for non-interest bearing transaction account balances in excess of $250,000 and 75 basis points of the amount of any debt issued. At this time, the Bank has no plans to issue any debt.

Other expenses for the year ended December 31, 2007 totaled $11,341,000, an increase of $384,000, or 3.50% over the $10,957,000 in 2006.

Salaries and employee benefits expense which represented 51.4% of total other expenses, increased $170,000 or 3.0% to $5,825,000 in 2007. The Company incurred $251,000 of expense related to stock options in 2007, compared to $136,000 in 2006 with the increase related to the timing of grants awarded in 2006. The Company had expense of $444,000 related to its Employee Stock Ownership Plan (ESOP) in 2006 with no similar expense in 2007 as the plan had a ten year life and was fully allocated as of September 30, 2006. This decrease in expense was partially offset by higher 401k Plan expense of $220,000 and incentives of $62,000.

Occupancy expenses increased $119,000 to $1,087,000 in 2007 principally with $71,000 of the increase related to the Tannersville branch which opened in December 2006. Furniture and equipment expense increased $74,000 to $553,000 due to maintenance expense on imaging equipment and $31,000 of costs associated with Tannersville. The efficiency ratio for the year ended December 31, 2007 was 53.2% improving from 54.0% for 2006.

INCOME TAXES

Income tax expense for the year ended December 31, 2008 totaled $2,836,000 for an effective tax rate of 29.8% compared to an expense of $2,629,000 and an effective tax rate of 28.8% for 2007.

Income tax expense for the year ended December 31, 2007 totaled $2,629,000 for an effective tax rate of 28.8% compared to an expense of $2,679,000 and an effective tax rate of 31.2% in 2006. The decrease in the effective tax rate is partially due to a higher level of tax-exempt income in 2007.

CAPITAL AND DIVIDENDS

Total stockholders' equity as of December 31, 2008, was $58.7 million, compared to $55.8 million as of year-end 2007. The increase was principally due to retention of earnings of $3,888,000 after cash dividends declared of $2,789,000. This was partially offset by net treasury stock purchases of $535,000. Accumulated other comprehensive income increased $225,000 due to an increase in the fair value of securities in the Company's portfolio principally as a result of a change in interest rates. As of December 31, 2008 the Company had a leverage capital ratio of 11.45%, Tier 1 risk-based capital of 16.22% and total risk-based capital of 17.50% compared to, 11.38%, 16.26% and 17.60%, respectively, in 2007. Due to its strong capital position, the Company elected not to participate in the Treasury Department's TARP Capital Purchase Program.

The Company's stock is traded on the Nasdaq Global market under the symbol, NWFL. As of December 31, 2008, there were approximately 1,500 shareholders based on transfer agent mailings.

The following table sets forth the price range and cash dividends declared per share regarding the common stock for the periods indicated:

	Closing Price Range		Cash dividends
	High	Low	declared per share
Year 2007			
First Quarter	$ 33.75	$ 30.50	$ .23
Second Quarter	33.35	31.45	.23
Third Quarter	32.65	30.05	.23
Fourth Quarter	32.50	29.90	.25
Year 2008			
First Quarter	$ 31.99	$ 28.90	$ .25
Second Quarter	31.00	29.00	.25
Third Quarter	30.75	27.50	.25
Fourth Quarter	32.00	27.00	.27

The book value of the common stock was $21.45 as of December 31, 2008 compared to $20.27 as of December 31, 2007. As of year-end 2008, the closing stock price was $27.50 per share, compared to $31.25 per share as of December 31, 2007.

NON-GAAP FINANCIAL MEASURES

This annual report contains or references tax-equivalent interest income and net interest income, which are non-GAAP financial measures. Tax-equivalent interest income and net interest income are derived from GAAP interest income and net interest income using an assumed tax rate of 34%. We believe the presentation of interest income and net interest income on a tax-equivalent basis ensures comparability of interest income and net interest income arising from both taxable and tax exempt sources and its consistent with industry practice. Tax-equivalent net interest income is reconciled to GAAP net interest income on page 29. Although the company believes that these non-GAAP financial measures enhance investors' understanding of our business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP measures.

STOCK PERFORMANCE GRAPH

Set forth below is a stock performance graph comparing the cumulative total shareholder return on the Common Stock with (a) the cumulative total stockholder return on stocks included in the Nasdaq Stock Market index and (b) the cumulative total stockholder return on stocks included in the Nasdaq Bank index, as prepared by the Center for Research in Securities Prices ("CRSP") at the University of Chicago. All three investment comparisons assume the investment of $100 at the market close on December 31, 2003 and the reinvestment of dividends paid. The graph provides comparison at December 31, 2003 and each fiscal year through December 31, 2008.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2008
$160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
NORWOOD FINL CP
NASDAQ Stock Market (US)
NASDAQ Banks

Legend

Symbol	CRSP Total Returns Index for:	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
———— ♦	**Norwood Financial Corp**	**100.0**	**138.3**	**129.0**	**135.8**	**138.9**	**126.2**
— — — — ■	**CRSP Nasdaq U.S. Index**	**100.0**	**108.8**	**111.1**	**122.1**	**132.4**	**63.8**
- - - - - - - - ▲	**CRSP Nasdaq Bank Index** **SIC 6020-6029, 6710-6719 US & Foreign**	**100.0**	**114.5**	**111.8**	**125.5**	**99.5**	**72.5**

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2003.

There can be no assurance that the Company's future stock performance will be the same or similar to the historical performance shown in the above graph. The Company neither makes nor endorses any predictions as to stock performance.

NORWOOD FINANCIAL CORP.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
(Dollars in thousands, except per share amounts)

2008

	December 31	September 30	June 30	March 31
Interest income	$ 6,934	$ 7,059	$ 6,953	$ 7,149
Interest expense	2,207	2,283	2,379	2,825
Net interest income	4,727	4,776	4,574	4,324
Provision for loan losses	420	130	110	75
Other income	890	1,000	953	1,262
Net realized gains (losses) on sales of securities	-	(27)	9	-
Other expense	2,946	3,361	2,972	2,961
Income before income taxes	2,251	2,258	2,454	2,550
Income tax expense	666	666	733	771
NET INCOME	$ 1,585	$ 1,592	$ 1,721	$ 1,779
Basic earnings per share	$ 0.58	$ 0.58	$ 0.63	$ 0.65
Diluted earnings per share	$ 0.58	$ 0.58	$ 0.62	$ 0.64

2007

	December 31	September 30	June 30	March 31
Interest income	$ 7,473	$ 7,457	$ 7,246	$ 7,079
Interest expense	3,070	2,965	2,960	2,988
Net interest income	4,403	4,492	4,286	4,091
Provision for loan losses	120	90	55	50
Other income	858	913	842	894
Net realized gains on sales of securities	2	-	15	-
Other expense	2,846	2,787	2,847	2,861
Income before income taxes	2,297	2,528	2,241	2,074
Income tax expense	625	722	671	611
NET INCOME	$ 1,672	$ 1,806	$ 1,570	$ 1,463
Basic earnings per share	$ 0.61	$ 0.65	$ 0.56	$ 0.52
Diluted earnings per share	$ 0.60	$ 0.64	$ 0.55	$ 0.51

NORWOOD FINANCIAL CORP. CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES

(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2008			2007			2006		
	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate	Average Balance(2)	Interest (1)	Ave Rate
ASSETS									
Interest Earning Assets:									
Federal funds sold	$ 1,082	$ 28	2.59%	$ 3,895	$ 195	5.01%	$ 2,778	$ 142	5.11%
Interest bearing deposits with banks	66	1	1.52	483	26	5.38	98	5	5.10
Securities held to maturity	706	61	8.64	830	74	8.92	981	90	9.17
Securities available for sale									
Taxable	108,809	5,207	4.79	99,399	4,571	4.60	99,571	3,712	3.73
Tax-exempt	22,108	1,266	5.73	19,320	1,052	5.45	17,070	925	5.42
Total securities available for sale	130,917	6,473	4.94	118,719	5,623	4.74	116,641	4,637	3.98
Loans receivable (3,4)	335,137	22,161	6.61	323,444	23,876	7.38	301,533	21,600	7.16
Total interest earning assets	467,908	28,724	6.14	447,371	29,794	6.66	422,031	26,474	6.27
Non-interest earning assets:									
Cash and due from banks	8,102			8,128			8,857		
Allowance for loan losses	(4,013)			(3,925)			(3,785)		
Other assets	17,687			17,318			16,976		
Total non-interest earning assets	21,776			21,521			22,048		
TOTAL ASSETS	$489,684			$ 468,892			$ 444,079		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest Bearing Liablities:									
Interest- bearing demand and money market	$ 102,358	1,449	1.42	$ 90,392	1,852	2.05	$ 96,882	1,688	1.74
Savings	44,510	208	0.47	45,858	215	0.47	49,937	232	0.46
Time	160,462	6,116	3.81	172,986	7,900	4.57	146,344	5,798	3.96
Total interest- bearing deposits	307,330	7,773	2.53	309,236	9,967	3.22	293,163	7,718	2.63
Short-term borrowings	32,328	693	2.14	22,443	932	4.15	19,284	823	4.27
Other borrowings	28,710	1,228	4.28	22,315	1,084	4.86	23,419	1,225	5.23
Total interest bearing liabilities	368,368	9,694	2.63	353,994	11,983	3.39	335,866	9,766	2.91
Non-interest bearing liabilities:									
Non-interest bearing demand deposits	59,759			56,523			54,798		
Other liabilities	4,908			4,545			3,526		
Total non-interest bearing liabilities	64,667			61,068			58,324		
Stockholders' equity	56,649			53,830			49,889		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$489,684			$ 468,892			$ 444,079		
Net interest income (tax-equivalent basis)		19,030	3.51%		17,811	3.27%		16,708	3.36%
Tax-equivalent basis adjustment		(629)			(539)			(525)	
Net Interest Income		$ 18,401			$ 17,272			$ 16,183	
Net Interest margin (tax-equivalent basis)			4.07%			3.98%			3.96%

1. Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 34%.
2. Average balances have been calculated based on daily balances.
3. Loan balances include non-accrual loans and are net of unearned income.
4. Loan yields include the effect of amortization of deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

	Increase/(Decrease)					
(dollars in thousands)	2008 compared to 2007			2007 compared to 2006		
	Variance due to			Variance due to		
	Volume	Rate	Net	Volume	Rate	Net
INTEREST EARNING ASSETS:						
Federal funds sold	$ (100)	$ (67)	$ (167)	$ 56	$ (3)	$ 53
Interest bearing deposits with banks	(14)	(11)	(25)	21	-	21
Securities held to maturity	(11)	(2)	(13)	(14)	(2)	(16)
Securities available for sale						
Taxable	445	191	636	(6)	865	859
Tax-exempt	158	56	214	122	5	127
Total securities available for sale	603	247	850	116	870	986
Loans receivable	840	(2,555)	(1,715)	1,603	673	2,276
Total interest earning assets	1,318	(2,388)	(1,070)	1,783	1,537	3,320
INTEREST BEARING LIABILITIES:						
Interest- bearing demand and money market	222	(625)	(403)	(119)	283	164
Savings	(6)	(1)	(7)	(19)	2	(17)
Time	(543)	(1,241)	(1,784)	1,143	959	2,102
Total interest-bearing deposits	(327)	(1,867)	(2,194)	1,006	1,243	2,249
Short-term borrowings	316	(555)	(239)	132	(23)	109
Other borrowings	284	(140)	144	(56)	(85)	(141)
Total interest bearing liabilities	273	(2,562)	(2,289)	1,081	1,136	2,217
Net interest income (tax-equivalent basis)	$ 1,045	$ 174	$ 1,219	$ 701	$ 401	$ 1,103

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE STOCKHOLDERS OF NORWOOD FINANCIAL CORP.

Management of Norwood Financial Corp. and its subsidiary (Norwood) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Norwood's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the Untied States of America.

Norwood's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Norwood; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Norwood's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Norwood's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Norwood's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *"Internal Control – Integrated Framework."* Based on our assessment and those criteria, management determined that Norwood maintained effective internal control over financial reporting as of December 31, 2008.

Norwood's Independent Registered Public Accounting Firm has audited the effectiveness of Norwood's internal control over financial reporting. Their report appears on page 33.

William W. Davis, Jr.
President and Chief
Exeutive Officer

Lewis J. Critelli
Executive Vice President,
Secretary and Chief
Financial Officer

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and its subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. Norwood Financial Corp. and its subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Norwood Financial Corp. and its subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Norwood Financial Corp. and its subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2009 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Lancaster, Pennsylvania
March 10, 2009

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Norwood Financial Corp.
Honesdale, Pennsylvania

We have audited Norwood Financial Corp. and its subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Norwood Financial Corp. and its subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Norwood Financial Corp. and its subsidary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows of Norwood Financial Corp. and its subsidiary, and our report dated March 10, 2009 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company, LLP
Lancaster, Pennsylvania
March 10, 2009

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In Thousands, Except Share Data)	
ASSETS		
Cash and due from banks	**$ 6,463**	$ 9,014
Interest bearing deposits with banks	**17**	50
Cash and Cash Equivalents	**6,480**	9,064
Securities available for sale	**130,120**	123,987
Securities held to maturity, fair value 2008 $720; 2007 $721	**707**	705
Loans receivable, net of allowance for loan losses 2008 $4,233; 2007 $4,081	**345,171**	327,215
Investment in FHLB stock, at cost	**3,538**	2,072
Bank premises and equipment, net	**5,490**	5,742
Bank owned life insurance	**8,068**	7,767
Accrued interest receivable	**2,179**	2,343
Foreclosed real estate owned	**660**	-
Other assets	**1,883**	1,715
Total Assets	**$ 504,296**	$ 480,610
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing demand	**$ 56,839**	$ 60,061
Interest-bearing demand	**35,322**	32,426
Money market deposit accounts	**60,623**	57,970
Savings	**44,577**	42,962
Time	**162,274**	176,581
Total Deposits	**359,635**	370,000
Short-term borrowings	**38,126**	26,686
Other borrowings	**43,000**	23,000
Accrued interest payable	**2,247**	3,198
Other liabilities	**2,598**	1,907
Total Liabilities	**445,606**	424,791
STOCKHOLDERS' EQUITY		
Common stock, par value $.10 per share; authorized 10,000,000 shares; issued : 2,840,872	**284**	284
Surplus	**9,972**	10,159
Retained earnings	**50,398**	47,030
Treasury stock, at cost 2008 104,310 shares; 2007 87,256 shares	**(3,243)**	(2,708)
Accumulated other comprehensive income	**1,279**	1,054
Total Stockholders' Equity	**58,690**	55,819
Total Liabilities and Stockholders' Equity	**$ 504,296**	$ 480,610

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans receivable, including fees	$ 21,983	$ 23,720	$ 21,422
Securities:			
Taxable	5,207	4,571	3,712
Tax exempt	876	743	668
Other	29	221	147
Total Interest Income	28,095	29,255	25,949
INTEREST EXPENSE			
Deposits	7,773	9,967	7,718
Short-term borrowings	693	932	823
Other borrowings	1,228	1,084	1,225
Total Interest Expense	9,694	11,983	9,766
Net Interest Income	18,401	17,272	16,183
PROVISION FOR LOAN LOSSES	735	315	220
Net Interest Income after Provision for Loan Losses	17,666	16,957	15,963
OTHER INCOME			
Service charges and fees	2,600	2,509	2,455
Income from fiduciary activities	404	423	355
Net realized gains (losses) on sales of securities	(18)	17	66
Gain on sales of loans and servicing rights	499	23	147
Earnings on life insurance policies	344	333	309
Other	258	219	251
Total Other Income	4,087	3,524	3,583
OTHER EXPENSES			
Salaries and employee benefits	6,046	5,825	5,655
Occupancy	1,118	1,087	968
Furniture and equipment	507	553	479
Data processing related operations	753	690	700
Advertising	213	235	224
Professional fees	331	349	340
Postage and telephone	521	491	471
Taxes, other than income	504	414	354
Foreclosed real estate owned	582	-	-
Amortization of intangible assets	52	52	52
Other	1,613	1,645	1,714
Total Other Expenses	12,240	11,341	10,957
Income before Income Taxes	9,513	9,140	8,589
INCOME TAX EXPENSE	2,836	2,629	2,679
Net Income	$ 6,677	$ 6,511	$ 5,910
EARNINGS PER SHARE			
Basic	$ 2.44	$ 2.34	$ 2.11
Diluted	$ 2.41	$ 2.30	$ 2.07

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2008, 2007 and 2006

	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income (Loss)	Unearned ESOP Shares	Total
	(Dollars in Thousands, Except Per Share Data)								
BALANCE - DECEMBER 31, 2005	2,705,715	$ 270	$ 5,648	$ 43,722	21,189	$ (633)	$ (772)	$ (127)	$ 48,108
Comprehensive income:									
Net income				5,910	-				5,910
Change in unrealized gains (losses) on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	728	-	728
Total Comprehensive Income									6,638
Cash dividends declared, $0.85 per share	-	-	-	(2,368)	-	-	-	-	(2,368)
5% stock dividend at $30.59 per share	135,157	14	4,121	(4,139)	1,933	-	-	-	(4)
Acquisition of treasury stock	-	-	-	-	28,746	(890)	-	-	(890)
Stock options exercised	-	-	(68)	-	(4,331)	128	-	-	60
Tax benefit of stock options exercised	-	-	10	-	-	-	-	-	10
Sale of treasury stock for ESOP	-	-	8	-	(3,816)	112	-	-	120
Compensation expense related to stock options	-	-	136	-	-	-	-	-	136
Release of earned ESOP shares, net	-	-	294	-	-	-	-	127	421
BALANCE - DECEMBER 31, 2006	2,840,872	284	10,149	43,125	43,721	(1,283)	(44)	-	52,231
Comprehensive income:									
Net income	-	-	-	6,511	-	-	-	-	6,511
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	1,098	-	1,098
Total Comprehensive Income	-	-	-	-	-	-	-	-	7,609
Cash dividends declared, $0.94 per share	-	-	-	(2,606)	-	-	-	-	(2,606)
Acquisition of treasury stock	-	-	-	-	72,875	(2,313)	-	-	(2,313)
Stock options exercised	-	-	(404)	-	(24,720)	745	-	-	341
Tax benefit of stock options exercised	-	-	162	-	-	-	-	-	162
Sale of treasury stock for ESOP	-	-	1	-	(4,620)	143	-	-	144
Compensation expense related to stock options	-	-	251	-	-	-	-	-	251
BALANCE - DECEMBER 31, 2007	**2,840,872**	**284**	**10,159**	**47,030**	**87,256**	**(2,708)**	**1,054**	**-**	**55,819**
Comprehensive income:									
Net income	-	-	-	**6,677**	-	-	-	-	**6,677**
Change in unrealized gains on securities available for sale, net of reclassification adjustment and tax effects	-	-	-	-	-	-	**225**	-	**225**
Total Comprehensive Income	-	-	-	-	-	-	-	-	**6,902**
Cash dividends declared, $1.02 per share	-	-	-	**(2,789)**	-	-	-	-	**(2,789)**
Acquisition of treasury stock	-	-	-	-	**50,632**	**(1,583)**	-	-	**(1,583)**
Stock options exercised	-	-	**(455)**	-	**(27,979)**	**875**	-	-	**420**
Tax benefit of stock options exercised	-	-	**134**	-	-	-	-	-	**134**
Sale of treasury stock for ESOP	-	-	**(20)**	-	**(5,599)**	**173**	-	-	**153**
Compensation expense related to stock options	-	-	**154**	-	-	-	-	-	**154**
Cumulative effect of net periodic postretirement benefit	-	-	-	**(520)**		-	-	-	**(520)**
BALANCE - DECEMBER 31, 2008	**2,840,872**	**$ 284**	**$ 9,972**	**$ 50,398**	**104,310**	**$ (3,243)**	**$ 1,279**	**$ -**	**$ 58,690**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 6,677**	$ 6,511	$ 5,910
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**735**	315	220
Depreciation	**577**	566	503
Amortization of intangible assets	**52**	52	52
Deferred income taxes	**36**	(151)	(108)
Net amortization of securities premiums and discounts	**44**	113	301
Net realized (gains) losses on sales of securities	**18**	(17)	(66)
Earnings on life insurance	**(301)**	(288)	(266)
(Gain) loss on sale of bank premises and equipment and foreclosed real estate	**540**	(1)	(12)
Net gain on sale of mortgage loans and servicing rights	**(499)**	(23)	(147)
Mortgage loans originated for sale	**(866)**	(794)	(2,065)
Proceeds from sale of mortgage loans and servicing rights originated for sale	**881**	817	2,212
Release of ESOP shares	**-**	-	421
Compensation expense related to stock options	**154**	251	136
Decrease (increase) in accrued interest receivable and other assets	**(68)**	(414)	1,137
Increase (decrease) in accrued interest payable and other liabilities	**(829)**	(3,228)	4,543
Net Cash Provided by Operating Activities	**7,151**	3,709	12,771
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**67**	74	96
Proceeds from maturities and principal reductions on mortgage-backed securities	**39,319**	52,408	35,962
Purchases	**(45,254)**	(62,005)	(32,291)
Securities held to maturity, proceeds from maturities	**-**	250	505
Increase in investment in FHLB stock	**(1,466)**	(385)	(67)
Net increase in loans	**(33,523)**	(15,839)	(24,892)
Proceeds from sale of mortgage loans and servicing rights	**13,988**	-	-
Purchase of bank premises and equipment	**(325)**	(288)	(1,130)
Proceeds from sales of premises and equipment and foreclosed real estate	**-**	1	64
Net Cash Used in Investing Activities	**(27,194)**	(25,784)	(21,753)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	**(10,365)**	11,897	17,500
Net increase in short-term borrowings	**11,440**	3,950	4,172
Proceeds from other borrowings	**25,000**	15,000	-
Repayments of other borrowings	**(5,000)**	(5,000)	(10,000)
Stock options exercised	**420**	341	60
Tax benefit of stock options exercised	**134**	162	10
Purchase of ESOP shares from treasury stock	**153**	144	120
Acquisition of treasury stock	**(1,583)**	(2,313)	(890)
Cash dividends paid	**(2,740)**	(2,559)	(2,289)
Net Cash Provided by Financing Activities	**17,459**	21,622	8,683
Net Decrease in Cash and Cash Equivalents	**(2,584)**	(453)	(299)
CASH AND CASH EQUIVALENTS - BEGINNING	**9,064**	9,517	9,816
CASH AND CASH EQUIVALENTS - ENDING	**$ 6,480**	$ 9,064	$ 9,517

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp. (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank located in Honesdale, Pennsylvania. The Company derives substantially all of its income from the bank related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the potential impairment of restricted stock and the valuation of deferred tax assets and the determination of other-than-temporary impairment on securities and accounting for stock options.

Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within northeastern Pennsylvania. Note 4 discusses the types of securities that the Company invests in. Note 5 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike and Monroe Counties, Pennsylvania and, accordingly, has extended credit primarily to commercial entities and individuals in this area whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of borrowers.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal law requires a member institution of the Federal Home Loan Bank system to hold stock of its district Federal Home Loan Bank according to a predetermined formula. This restricted stock is carried at cost.

Restricted stock which represents required investment in the common stock of correspondent banks is carried at cost and as of December 31, 2008 and 2007, consists of the common stock of Federal Home Loan Bank of Pittsburgh. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Management evaluates the restricted stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finanace the Activities of Others. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to FHLB stock as of December 31, 2008.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential real estate loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

	Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Bank Owned Life Insurance

The Company invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in other income on the income statement.

Intangible Assets

At December 31, 2008 and 2007, the Company had intangible assets of $117,000 and $169,000, arising from the purchase of deposits in 1996, which is net of accumulated amortization of $663,000 and $611,000, which are included in other assets. These intangible assets will continue to be amortized on a straight-line basis over fifteen years. Amortization expense related to intangible assets was $52,000 for each of the years ended December 31, 2008, 2007 and 2006. The amortization expense will be $52,000 for each of the years ended December 31, 2009, and 2010 and $13,000 for the year ended December 31, 2011.

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file a consolidated federal income tax return.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes. This Interpretation requires an entity to analyze each tax position taken in its tax returns and determine the likelihood that the position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amuont recognized in the financial statements. The Company adopted this Interpretation on January 1, 2007. The Company does not have any unrecognized tax benefits at December 31, 2008 or 2007 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings per Share

On April 11, 2006, the Company declared a 5% stock dividend on common stock outstanding payable May 26, 2006 to shareholders of record on May 12, 2006. The stock dividend resulted in the issuance of 135,157 additional common shares. All share amounts and per share data have been adjusted for the effect of the stock dividend.

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

Stock Option Plans

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (R), "Share-Based Payment." Statement No. 123 (R) replaces Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123 (R) requires the fair value of share-based payment transactions to be recognized as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments is estimated using the Black-Scholes option-pricing model. The Company adopted Statement No. 123 (R) effective January 1, 2006, using the modified-prospective transition method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method.

Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The standard is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008. In December 2007, the FASB issued FASB Staff Position (FSP) No. SFAS 157-2, "Effective Date of FAS 157" for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. In October 2008, the FASB issued FSP SFAS No. 157-3, to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to our December 31, 2008 financial statements. The adoption of SFAS 157 and FSP No. FAS 157-2 and FSP No. FAS 157-3 had no impact on the amounts reported in the consolidated financial statements. The primary effect of SFAS 157 on the Company was to expand the required disclosures pertaining to the methods used to determine fair values.

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold all of which mature within 90 days of purchase.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash payments for interest for the years ended December 31, 2008, 2007 and 2006 were $10,645,000, $11,679,000, and $8,563,000, respectively. Cash payments for income taxes for the years ended December 31, 2008, 2007 and 2006 were $3,138,000, $2,845,000, and $2,677,000, respectively. Non-cash investing activities for 2008, 2007 and 2006 included foreclosed mortgage loans transferred to foreclosed real estate and repossession of other assets of $1,328,000, $48,000, and $154,000, respectively.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded in the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method.

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
Unrealized holding gains on available for sale securities	$ 311	$ 1,665	$ 1,173
Reclassification adjustment for gains (losses) realized in income	(18)	17	66
Net Unrealized Gains	329	1,648	1,107
Income tax expense	104	550	379
Net of Tax Amount	$ 225	$ 1,098	$ 728

Segment Reporting

The Company acts as an independent community financial service provider and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department. Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company. As such, discrete information is not available and segment reporting would not be meaningful.

New Accounting Standards

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recongizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations beginning January 1, 2009.

FASB Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements-an amendment of APB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidary and for the deconsolidation of a subsidary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company's consolidated financial statements in future periods.

In February 2008, the FASB issued a FASB Staff Position ("FSP") FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one "linked" transaction. The FSP includes a "rebuttable presumption" that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date; early adoption will not be allowed. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" ("Statement 161"). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The impact to the Company will be to require the Company to expand its disclosure regarding its derivative instruments, if applicable.

In April 2008, the FASB issued FASB Staff Position ("FSP") FAS 142-3, "Determination of the Useful Life of Intangible Assets." This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company expects that FSP FAS 142-3 will not have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This Statement identifies the sources of accounting principles and the framework for selecting

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the principles used in the preparation of financial statements. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company expects that (FSP) FAS 142-3 will not have an impact on its consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early adoption is not permitted. The Company expects FSP APB 14-1 will not have an impact on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded
feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends and enhances disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies that the disclosure requirements of SFAS No. 161 are effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. FSP 133-1 and FIN 45-4 is effective for reporting periods (annual or interim) ending after November 15, 2008.
The implementation of this standard will not have a material impact on our consolidated financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2008, the FASB ratified EITF Issue No. 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement" ("EITF 08-5"). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. The Company is currently assessing the impact of EITF 08-5 on its consolidated financial position and results of operations.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its consolidated financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets". This FSP amends SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 08-6, "Equity Method Investment Accounting Considerations". EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, "Accounting for Defensive Intangible Assets". EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This new pronouncement will impact the Company's accounting for any defensive intangible assets acquired in a business combination completed beginning January 1, 2009.

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (FIN) 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP SFAS 140-4 and FIN 46(R)-8"). FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), "Consolidation of Variable Interest Entities", to require public enterprises, including sponsors

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending after December 15, 2008. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets", to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

NOTE 3 - CHANGE IN ACCOUNTING PRINCIPLE

In September 2006, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements" ("EITF 06-4"). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS No. 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The EITF is effective for fiscal years beginning after December 15, 2007, with early adoption permitted. The Company as chosen approach (b) and recorded a cumulative effect adjustment as of January 1, 2008 to the balance of retained earnings of $520,000, with $90,000 of Net Periodic Postretirement Benefit expense for the year ended December 31, 2008.

NOTE 4 - SECURITIES

The amortized cost and fair value of securities were as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 34,989	$ 836	$ (12)	$ 35,813
States and political subdivisions	25,436	110	(337)	25,209
Corporate obligations	6,065	-	(440)	5,625
Mortgage-backed securities	61,198	1,340	(220)	62,318
	127,688	2,286	(1,009)	128,965
Equity securities	500	754	(99)	1,155
	$ 128,188	$ 3,040	$ (1,108)	$ 130,120
HELD TO MATURITY:				
States and political subdivisions	$ 707	$ 13	$ -	$ 720

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
AVAILABLE FOR SALE:				
U.S. Government agencies	$ 41,110	$ 435	$ (37)	$ 41,508
States and political subdivisions	21,765	196	(44)	21,917
Corporate obligations	5,078	-	(84)	4,994
Mortgage-backed securities	53,846	458	(222)	54,082
	121,799	1,089	(387)	122,501
Equity securities	585	941	(40)	1,486
	$ 122,384	$ 2,030	$ (427)	$ 123,987
HELD TO MATURITY:				
States and political subdivisions	$ 705	$ 16	$ -	$ 721

NOTE 4 - SECURITIES (CONTINUED)

The following tables show the Company's investments' gross unrealized losses and fair value aggregated by length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2008					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$ 988	$ (12)	$ -	$ -	$ 988	$ (12)
States and political subdivisions	13,653	(337)	-	-	13,653	(337)
Corporate obligations	3,886	(180)	1,739	(260)	5,625	(440)
Mortgage-backed securities	13,610	(220)	-	-	13,610	(220)
Equity securities	20	(3)	69	(96)	89	(99)
	$ 32,157	$ (752)	$ 1,808	$ (356)	$ 33,965	$ (1,108)

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. Government agencies	$ -	$ -	$ 9,461	$ (37)	$ 9,461	$ (37)
States and political subdivisions	344	(1)	5,401	(43)	5,745	(44)
Corporate obligations	3,006	(67)	1,988	(17)	4,994	(84)
Mortgage-backed securities	8,095	(19)	10,854	(203)	18,949	(222)
Equity securities	178	(40)	-	-	178	(40)
	$ 11,623	$ (127)	$ 27,704	$ (300)	$ 39,327	$ (427)

The Company has 67 securities in the less than twelve month category and 5 securities in the twelve months or more category. In management's opinion, the unrealized losses in the U.S. Government agencies and the mortgage-backed securities reflect changes in interest rates subsequent to the acquisition of specific securities. The unrealized losses in the State and Political Subdivisions and Corporate Obligations also reflect a widening of spreads due to liquidity and credit concerns in the financial markets. The Company holds a small amount of equity securities in other finanacial institutions, the value of which has been impacted by the weakening conditions of the financial markets. Management believes that the unrealized losses represent temporary impairment of the securities, as the Company has the intent and ability to hold these investments until maturity or market price recovery.

The amortized cost and fair value of debt securities as of December 31, 2008 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Due in one year or less	$ 4,780	$ 4,786	$ -	$ -
Due after one year through five years	26,296	26,403	-	-
Due after five years through ten years	23,167	23,505	707	720
Due after ten years	12,247	11,953	-	-
	66,490	66,647	707	720
Mortgage-backed securities	61,198	62,318	-	-
	$ 127,688	$ 128,965	$ 707	$ 720

NOTE 4 - SECURITIES (CONTINUED)

Gross realized gains and gross realized losses on sales of securities available for sale were $44,000 and $62,000, respectively, in 2008, $40,000 and $23,000, respectively, in 2007, $66,000 and $-0-, respectively, in 2006.

Securities with a carrying value of $51,444,000 and $56,398,000 at December 31, 2008 and 2007, respectively, were pledged to secure public deposits, U.S. Treasury demand notes, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

NOTE 5 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The components of loans receivable at December 31 were as follows:

	2008	2007
	(In Thousands)	
Real estate:		
Residential	$ 133,417	$ 129,888
Commercial	159,476	133,593
Construction	14,856	20,404
Commercial, financial and agricultural	25,886	29,159
Consumer loans to individuals	16,087	18,526
	349,722	331,570
Unearned income and deferred fees	(318)	(274)
Allowance for loan losses	(4,233)	(4,081)
	$ 345,171	$ 327,215

The following table presents changes in the allowance for loan losses:

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
Balance, beginning	$ 4,081	$ 3,828	$ 3,669
Provision for loan losses	735	315	220
Recoveries	60	59	89
Loans charged off	(643)	(121)	(150)
Balance, ending	$ 4,233	$ 4,081	$ 3,828

The recorded investment in impaired loans, not requiring an allowance for loan losses was $2,976,000 (net of a charge-off against the allowance for loan losses of $380,000) and $3,208,000 at December 31, 2008 and 2007, respectively. The recorded investment in impaired loans requiring an allowance for loan losses was $-0- at December 31, 2008 and 2007. For the years ended December 31, 2008, 2007 and 2006, the average recorded investment in these impaired loans was $3,311,000, $3,127,000, and $286,000, and the interest income recognized on these impaired loans was $143,000, $290,000, and $1,000, respectively.

Loans on which the accrual of interest has been discontinued amounted to $2,087,000 and $111,000 at December 31, 2008 and 2007, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $-0- and $52,000 at December 31, 2008 and 2007, respectively.

NOTE 6 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2008	2007
	(In Thousands)	
Land and improvements	$ 925	$ 925
Buildings and improvements	7,948	7,875
Furniture and equipment	5,050	4,798
	13,923	13,598
Accumulated depreciation	(8,433)	(7,856)
	$ 5,490	$ 5,742

Certain facilities are leased under various operating leases. Rental expense for these leases was $280,000, $283,000, and $222,000, for the years ended December 31, 2008, 2007 and 2006. Future minimum rental commitments under noncancellable leases as of December 31, 2008 were as follows (in thousands):

2009	$ 266
2010	228
2011	239
2012	248
2013	250
Thereafter	2,304
	$ 3,535

NOTE 7 - DEPOSITS

Aggregate time deposits in denominations of $100,000 or more were $45,095,000 and $62,263,000 at December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows (in thousands):

2009	$ 99,685
2010	34,433
2011	10,218
2012	11,754
2013	6,184
	$ 162,274

NOTE 8 - BORROWINGS

Short-term borrowings at December 31 consist of the following:

	2008	2007
	(In Thousands)	
Securities sold under agreements to repurchase	$ 23,404	$ 24,885
Federal funds purchased	3,600	800
Short-term FHLB advances	11,000	-
U.S. Treasury demand notes	122	1,001
	$ 38,126	$ 26,686

NOTE 8 - BORROWINGS (CONTINUED)

The outstanding balances and related information of short-term borrowings are summarized as follows:

	Years Ended December 31, 2008	2007
	(Dollars In Thousands)	
Average balance during the year	**$ 32,238**	$ 22,443
Average interest rate during the year	**2.14%**	4.15%
Maximum month-end balance during the year	**$ 42,061**	$ 33,024
Weighted average interest rate at the end of the year	**1.11%**	3.60%

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $26,617,000 and $27,314,000 at December 31, 2008 and $27,127,000 and $27,410,000 at December 31, 2007 were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Company has a line of credit commitment available from the Federal Home Loan Bank (FHLB) of Pittsburgh for borrowings of up to $20,000,000 which expires in December 2011. There were no borrowings under this line at December 31, 2008 and 2007. At December 31, 2008 the Company had an $11,000,000 short-term borrowing at FHLB due in January 2009 at .671%. The Company has a line of credit commitment available from Atlantic Central Bankers Bank for $7,000,000 which expires in May 2009. There were no borrowings under this line of credit at December 31, 2008 and 2007. The Company has a line of credit commitment available which has no expiration date from PNC Bank for $12,000,000 at December 31, 2008. Borrowings under this line of credit as federal funds purchased totaled $3,600,000 at December 31, 2008 and $800,000 at December 31, 2007. The Company had a line of credit with Wachovia Bank for $2,000,000 at December 31, 2007 with no borrowing as of December 31, 2007. The Company canceled this line of credit in December 2008.

The Bank maintains a U.S. Treasury tax and loan note option account for the deposit of withholding taxes, corporate income taxes and certain other payments to the federal government. Deposits are subject to withdrawal and are evidenced by an open-ended interest-bearing note. Borrowings under this note option account were $122,000 and $1,001,000 at December 31, 2008 and 2007, respectively.

Other borrowings consisted of the following at December 31, 2008 and 2007:

	2008	2007
	(In Thousands)	
Notes with the Federal Home Loan Bank (FHLB):		
Fixed rate note due April 2008 at 4.17%	**$ -**	$ 5,000
Fixed rate note due September 2010 at 3.53%	**5,000**	-
Convertible note due January 2011 at 5.24%	**3,000**	3,000
Convertible note due August 2011 at 2.69%	**10,000**	-
Fixed rate note due September 2011 at 4.06%	**5,000**	-
Convertible note due October 2012 at 4.37%	**5,000**	5,000
Convertible note due May 2013 at 3.015%	**5,000**	-
Convertible note due January 2017 at 4.71%	**10,000**	10,000
	$ 43,000	$ 23,000

NOTE 8 - BORROWINGS (CONTINUED)

The convertible notes contain an option which allows the FHLB, at quarterly intervals, to change the note to an adjustable-rate advance at three-month LIBOR plus 11 to 19 basis points. If the notes are converted, the option allows the Bank to put the funds back to the FHLB at no charge.

Contractual maturities of other borrowings at December 31, 2008 are as follows (in thousands):

2009	$	-
2010		5,000
2011		18,000
2012		5,000
2013		5,000
Thereafter		10,000
	$	43,000

The Bank's maximum borrowing capacity with the Federal Home Loan Bank was $240,607,000 of which $54,000,000 was outstanding at December 31, 2008. Advances from the Federal Home Loan Bank are secured by qualifying assets of the Bank.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions up to 15% of the employee's compensation. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan after one year of employment. Employee contributions are vested at all times, and any Company contributions are fully vested after five years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $317,000, $400,000, and $181,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has a non-qualified supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2008 and 2007, other liabilities include approximately $1,062,000 and $966,000 accrued under the Plan. Compensation expense includes approximately $96,000, $108,000, and $138,000, relating to the supplemental executive retirement plan for 2008, 2007 and 2006, respectively. To fund the benefits under this plan, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2008 and 2007, the cash value of these policies was $8,068,000 and $7,767,000, respectively.

The Company has a leveraged employee stock ownership plan ("ESOP") for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company and having attained age twenty-one. The ESOP Trust purchased shares of the Company's common stock with proceeds from a loan from the Company. The Bank made cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The loan bears interest at the prime rate adjusted annually. Interest is payable annually and principal payable in equal annual installments over ten years. The loan was secured by the shares of the stock purchased and was paid off in 2006.

NOTE 9 - EMPLOYEE BENEFIT PLANS (CONTINUED)

As the debt was repaid, shares were released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt.

Compensation expense for the ESOP was $-0-, $-0-, and $444,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

The status of the ESOP shares at December 31 are as follows:

	2008	2007
Allocated shares	**157,591**	160,243
Shares released from allocation	**33,318**	30,666
Unreleased shares	**-**	-
Total ESOP shares	**190,909**	190,909
Fair value of unreleased shares	**$ -**	$ -

NOTE 10 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands)		
Current	**$ 2,800**	$ 2,780	$ 2,787
Deferred	**36**	(151)	(108)
	$ 2,836	$ 2,629	$ 2,679

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as, the allowance for loan losses and loan fees are recognized in different periods for financial reporting and tax return purposes. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income before Income Taxes		
	Years Ended December 31,		
	2008	2007	2006
Tax at statutory rates	**34.0 %**	34.0 %	34.0 %
Tax exempt interest income, net of interest expense disallowance	**(3.9)**	(3.4)	(3.6)
Increase in fair market value of ESOP	**-**	-	1.2
Incentive Stock Options	**0.5**	0.8	0.5
Earnings on life insurance	**(.7)**	(1.1)	(1.0)
Other	**(.1)**	(1.5)	0.1
	29.8 %	28.8 %	31.2 %

NOTE 10 - INCOME TAXES (CONTINUED)

The net deferred tax asset included in other assets in the accompanying balance sheets includes the following amounts of deferred tax assets and liabilities:

	2008	2007
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$ 1,266**	$ 1,271
Deferred compensation	**361**	345
Intangible Assets	**47**	68
Other	**59**	29
Total Deferred Tax Assets	**1,733**	1,713
Deferred tax liabilities:		
Premises and equipment	**328**	226
Deferred loan fees	**261**	307
Net unrealized gains on securities	**653**	549
Total Deferred Tax Liabilities	**1,242**	1,082
Net Deferred Tax Asset	**$ 491**	$ 631

NOTE 11 - TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

Certain directors and executive officers of the Company, their families and their affiliates are customers of the Bank. Any transactions with such parties, including loans and commitments, were in the ordinary course of business at normal terms, including interest rates and collateralization, prevailing at the time and did not represent more than normal risks. At December 31, 2008 and 2007 such loans amounted to $5,960,000 and $5,635,000, respectively. During 2008, new loans to such related parties totaled $635,000 and repayments and other reductions aggregated $310,000.

NOTE 12 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 12 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY (CONTINUED)

The Bank's actual capital amounts and ratios are presented in the table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2008:						
Total capital (to risk-weighted assets)	**$60,577**	**17.24 %**	**$≥28,110**	**≥8.00 %**	**$≥35,137**	**≥ 10.00 %**
Tier 1 capital (to risk-weighted assets)	**56,051**	**15.95**	**≥14,057**	**≥4.00**	**≥21,085**	**≥ 6.00**
Tier 1 capital (to average assets)	**56,051**	**11.20**	**≥20,018**	**≥4.00**	**≥25,023**	**≥ 5.00**
As of December 31, 2007:						
Total capital (to risk-weighted assets)	$57,968	17.43 %	$≥26,606	≥8.00 %	$≥33,258	≥10.00 %
Tier 1 capital (to risk-weighted assets)	53,545	16.10	≥13,303	≥4.00	≥19,955	≥6.00
Tier 1 capital (to average assets)	53,545	11.15	≥19,226	≥4.00	≥24,033	≥5.00

The Company's ratios do not differ significantly from the Bank's ratios presented above.

The Bank is required to maintain average cash reserve balances in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2008 and 2007 was approximately $284,000 and $266,000, respectively.

Under Pennsylvania banking law, the Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2008, $49,558,000 of retained earnings were available for dividends without prior regulatory approval, subject to the regulatory capital requirements discussed above. Under Federal Reserve regulations, the Bank is limited as to the amount it may lend affiliates, including the Company, unless such loans are collateralized by specific obligations.

NOTE 13 - STOCK OPTION PLANS

The Company's shareholders approved the Norwood Financial Corp 2006 Stock Option Plan at the Annual Meeting on April 26, 2006. An aggregate of 250,000 shares of authorized but unissued Common Stock of the Company were reserved for future issuance under the Plan. This includes up to 40,000 shares for awards to outside directors. Under this plan, the Company granted 24,000 options in 2008, which included 4,000 options granted to outside directors in 2008, 22,000 options in 2007 which included 4,000 options granted to outside directors and 47,700 options in 2006, which included 7,675 options granted to outside directors. The Company adopted a Stock Option Plan for the officers and employees of the Company in 1995. An aggregate of 750,000 shares of authorized but unissued common stock of the Company were reserved for future issuance under the Plan. In 1999, the Company adopted the Directors Stock Compensation Plan with an aggregate of 26,400 shares reserved for issuance under the Plan. The stock options typically have expiration terms of ten years subject to certain extensions and early terminations and vest over periods ranging from six months to one year from the date of grant. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Both plans expired in 2005.

NOTE 13 - STOCK OPTION PLANS (CONTINUED)

Total unrecognized compensation cost related to nonvested options under the Plan was $130,000 as of December 31, 2008, $154,000 as of December 31, 2007 and $251,000 as of December 31, 2006. Salaries and employee benefits expense includes $154,000, $251,000 and $136,000 for the years ended December 31, 2008, 2007 and 2006, respectively related to stock option grants. Net income was reduced by $144,000, $236,000 and $129,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2008			2007			2006	
	Options	**Weighted Average Exercise Price**	**Average Intrinsic Value**	**Options**	**Weighted Average Exercise Price**	**Average Intrinsic Value**	**Options**	**Weighted Average Exercise Price**
Outstanding, beginning of year	**180,422**	**$ 24.04**		183,645	$ 21.81		140,296	$ 18.45
Granted	**24,000**	**27.50**		22,000	31.25		47,700	30.91
Exercised	**(27,979)**	**14.98**		(24,723)	13.76		(4,351)	13.05
Forfeited	**-**	**-**		(500)	31.50		-	-
Outstanding, end of year	**176,443**	**$ 25.95**	**$ 273,487**	180,422	$ 24.04	$ 1,301,000	183,645	$ 21.81
Exercisable, end of year	**152,443**	**$ 25.70**	**$ 274,397**					

Exercise prices for options outstanding as of December 31, 2008 ranged from $10.36 to $31.50 per share. The weighted average remaining contractual life is 6.5 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,		
	2008	**2007**	**2006**
Dividend yield	**2.79%**	2.75%	2.70%
Expected life	**7 years**	7 years	7 years
Expected volatility	**25.08%**	24.17%	25.12%
Risk-free interest rate	**2.01%**	3.53%	4.85%
Weighted average fair value of options granted	**$5.43**	$6.99	$8.11

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $420,000 in 2008. Shares issued in connection with stock options exercises are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. During 2008, all the shares issued in connection with stock option exercises, 27,979 shares in total, were issued from available treasury shares.

NOTE 13 - STOCK OPTION PLANS (CONTINUED)

As of December 31, 2008, outstanding stock options consist of the following:

	Options Outstanding	Average Exercise Price	Remaining Life, Years	Options Exercisable	Average Exercise Price
	3,935	$ 14.12	1.0	3,935	$ 14.12
	8,661	10.36	2.0	8,661	10.36
	15,751	16.98	3.0	15,751	16.98
	15,748	19.05	4.0	15,748	19.05
	19,198	23.95	5.0	19,198	23.95
	20,475	30.00	6.0	20,475	30.00
	24,675	30.38	7.3	24,675	30.38
	22,000	31.50	8.0	22,000	31.50
	22,000	31.25	9.0	22,000	31.25
	24,000	27.50	10.0	-	-
Total	176,443	$ 25.95	6.5	152,443	$ 25.70

NOTE 14 - EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

	Years Ended December 31,		
	2008	2007	2006
	(In Thousands, Except per Share Data)		
Numerator, net income	$ 6,677	$ 6,511	$ 5,910
Denominator:			
Denominator for basic earnings per share, weighted average shares	2,740	2,777	2,795
Effect of dilutive securities, employee stock options	29	49	55
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	2,769	2,826	2,850
Basic earnings per common share	$ 2.44	$ 2.34	$ 2.11
Diluted earnings per common share	$ 2.41	$ 2.30	$ 2.07

NOTE 15 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,	
	2008	2007
	(In Thousands)	
Commitments to grant loans	$ 19,254	$ 10,835
Unfunded commitments under lines of credit	36,980	34,146
Standby letters of credit	1,897	2,348
	$ 58,131	$ 47,329

NOTE 15 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2008 for guarantees under standby letters of credit issued is not material.

NOTE 16 - FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009. In October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP 157-3"), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 is effective immediately and applies to the Company's December 31, 2008 consolidated financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the consolidated financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

NOTE 16 - FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset's or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

		Fair Value Measurement Reporting Date using		
Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)		
Securities available for sale	$ 130,120	$ 1,155	$ 128,965	$ -

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

		Fair Value Measurement Reporting Date using		
Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)		
Impaired Loans	$ 2,976	$ -	$ -	$ 2,976

As discussed above, the Bank has delayed its disclosure requirements of non-financial assets and liabilities. Certain real estate owned with write-downs subsequent to foreclosure are carried at fair value at the balance sheet date for which the Bank has not yet adopted the provisions of SFAS 157.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2008 and 2007.

NOTE 16 - FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Cash and cash equivalents (carried at cost):

The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities:

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidy and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain Level 3 investments, if applicable.

Loans receivable (carried at cost):

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired loans (generally carried at fair value):

Impaired loans are those that are accounted for under FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS 114"), in which the Bank has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value investment in impaired loans not requiring an allowance for loan losses was $2,976,000, net of a charge-off against the allowance for loan losses of $380,000.

Restricted investment in Federal Home Loan Bank stock (carried at cost):

The carrying amount of restricted investment in FHLB stock approximates fair value, and considers the limited marketability of such securities.

Accrued interest receivable and payable (carried at cost):

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit liabilities (carried at cost):

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

NOTE 16 - FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Short-term borrowings (carried at cost):

The carrying amounts of short-term borrowings approximate their fair values.

Other borrowings (carried at cost):

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-balance sheet financial instruments (disclosed at cost):

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Bank's financial instruments were as follows at December 31, 2008 and 2007.

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and due from banks, interest-bearing deposits with banks and federal funds sold	**$ 6,480**	**$ 6,480**	$ 9,064	$ 9,064
Securities	**130,827**	**130,840**	124,692	124,708
Loans receivable, net	**345,171**	**363,219**	327,215	326,482
Investment in FHLB stock	**3,538**	**3,538**	2,072	2,072
Accrued interest receivable	**2,179**	**2,179**	2,343	2,343
Financial liabilities:				
Deposits	**359,635**	**361,223**	370,000	370,159
Short-term borrowings	**38,126**	**38,126**	26,686	26,686
Other borrowings	**43,000**	**46,281**	23,000	22,097
Accrued interest payable	**2,247**	**2,247**	3,198	3,198
Off-balance sheet financial instruments:				
Commitments to extend credit and outstanding letters of credit	-	-	-	-

NOTE 17 - NORWOOD FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(In Thousands)	
ASSETS		
Cash on deposit in bank subsidiary	$ **216**	$ 148
Securities available for sale	**408**	623
Investment in bank subsidiary	**57,440**	54,678
Other assets	**1,363**	1,058
	$ **59,427**	$ 56,507
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities	$ **737**	$ 688
Stockholders' equity	**58,690**	55,819
	$ **59,427**	$ 56,507

STATEMENTS OF INCOME

	Years Ended December 31, 2008	2007	2006
	(In Thousands)		
Income:			
Dividends from bank subsidiary	$ **3,990**	$ 4,156	$ 2,369
Interest income from bank subsidiary	**-**	-	5
Other interest income	**25**	30	28
Net realized gain (loss) on sales of securities	**(62)**	17	15
	3,953	4,203	2,417
Expenses	**164**	177	175
	3,789	4,026	2,242
Income tax expense (benefit)	**(68)**	(51)	(43)
	3,857	4,077	2,285
Equity in undistributed earnings of subsidiary	**2,820**	2,434	3,625
Net Income	$ **6,677**	$ 6,511	$ 5,910

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	2007	2006
	(In Thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ **6,677**	$ 6,511	$ 5,910
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of bank subsidiary	**(2,820)**	(2,434)	(3,625)
Release of ESOP shares	**-**	-	421
Other, net	**(56)**	(168)	(131)
Net Cash Provided by Operating Activities	**3,801**	3,909	2,575
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sale of securities	**17**	74	30
Purchase of securities available for sale	**-**	-	(43)
Net Cash Provided by (Used) in Investing Activities	**17**	74	(13)
CASH FLOWS FROM FINANCING ACTIVITIES			
Stock options exercised	**420**	341	60
ESOP purchase of shares from treasury stock	**153**	144	120
Acquisition of treasury stock	**(1,583)**	(2,313)	(890)
Cash dividends paid	**(2,740)**	(2,559)	(2,289)
Net Cash Used in Financing Activities	**(3,750)**	(4,387)	(2,999)
Net Increase (Decrease) in Cash and Cash Equivalents	**68**	(404)	(437)
CASH AND CASH EQUIVALENTS - BEGINNING	**148**	552	989
CASH AND CASH EQUIVALENTS - ENDING	$ **216**	$ 148	$ 552

NOTE 18 - BRANCH CLOSURE

On December 26, 2008, the Company filed notifications with the Pennsylvania Department of Banking and the FDIC requesting authorization to discontinue branch operations at its Hamlin Office, as the lease for the location has expired. The Company has subsequently entered into an agreement with NBT Bank to assume the deposits of the Hamlin location. The Company expects to record a nominal gain when the transaction is completed early in 2009 and does not expect these events to have a material impact on its operations.

INVESTOR INFORMATION

STOCK LISTING

Norwood Financial Corp. stock is traded on the Nasdaq Global Market under the symbol NWFL. The following firms are known to make a market in the Company's stock:

Ferris Baker Watts
Baltimore, MD
410-659-4616

Janney Montgomery Scott, LLC
Scranton, PA 18503
800-638-4417

Legg Mason, Inc.
Scranton, PA 18507
570-346-9300

Boenning & Scattergood, Inc.
West Conshohocken, PA
800-496-1170

Stifel Nicolaus
800-793-7226

TRANSFER AGENT

Illinois Stock Transfer Company, 209 West Jackson Blvd., Suite 903, Chicago, IL 60606. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 312-427-2953.

DIVIDEND CALENDAR

Dividends on Norwood Financial Corp. common stock, if approved by the Board of Directors are customarily paid on or about February 1, May 1, August 1 and November 1.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into Norwood stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Shareholders do not incur brokerage commissions for the transactions. Please contact the transfer agent or Lewis J. Critelli for additional information.

SEC REPORTS AND ADDITIONAL INFORMATION

A copy of the Company's annual report on Form 10-K for its fiscal year ended December 31, 2008 including financial statements and schedules thereto, required to be filed with the Securities and Exchange Commission may be obtained upon written request of any stockholder, investor or analyst by contacting Lewis J. Critelli, Executive Vice President, Secretary, and Chief Financial Officer, Norwood Financial Corp., 717 Main Street, PO Box 269, Honesdale, PA 18431, 570-253-1455.

Directory of Officers

NORWOOD FINANCIAL CORP

John E. Marshall	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President and Chief Financial Officer, Treasurer and Secretary
Edward C. Kasper	Senior Vice President
John H. Sanders	Senior Vice President
Joseph A. Kneller	Senior Vice President

WAYNE BANK

John E. Marshall	Chairman of the Board
William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President and Chief Financial Officer, and Secretary
Edward C. Kasper	Senior Vice President & Senior Loan Officer/ Corporate Bank
John H. Sanders	Senior Vice President/ Retail Bank
Joseph A. Kneller	Senior Vice President
Wayne D. Wilcha	Senior Vice President and Trust Officer
Robert J. Behrens, Jr.	Vice President
John Carmody	Vice President
Joann Fuller	Vice President
Karen R. Gasper	Internal Auditor and Vice President
Carolyn K. Gwozdziewycz	Vice President
Nancy A. Hart	Vice President, Controller, Assistant Treasurer & Assistant Secretary
Raymond C. Hebden	Vice President
William J. Henigan, Jr.	Vice President
Jennifer Jaycox	Vice President
William R. Kerstetter	Vice President
Kelley J. Lalley	Vice President & Assistant Secretary
Linda M. Moran	Vice President
MaryAlice Petzinger	Vice President
Barbara A. Ridd	Vice President & Assistant Secretary
Gary H. Sipe	Vice President
Eli Tomlinson	Vice President
Karyn Vashlishan	Vice President
Marianne M. Glamann	Assistant Vice President
Sandra Halas	Assistant Vice President
Wendy L. Davis	Community Office Manager
Gary Henry	Community Office Manager
Teresa Melucci	Community Office Manager
Sandra Mruczkewycz	Community Office Manager
Rossie Demorizi-Ortiz	Community Office Manager
Nancy M. Worobey	Community Office Manager
Laurie J. Bishop	Assistant Community Office Manager
Christine Ferdinando	Assistant Community Office Manager
Jill Melody	Assistant Community Office Manager
Diane L. Richter	Assistant Community Office Manager
Toni M. Stenger	Assistant Community Office Manager
Thomas Kowalski	Resource Recovery Manager
Julie Kuen	Electronic Banking Officer
William E. Murray	Mortgage Originator
Karen Peach	Training Officer
Sally J. Rapp	Human Resources Officer
Doreen A. Swingle	Residential Mortgage Lending Officer

NORWOOD INVESTMENT CORP

William W. Davis, Jr.	President & Chief Executive Officer
Lewis J. Critelli	Executive Vice President
Scott C. Rickard	Senior Investment Representative, Invest Financial Corp

MONROE COUNTY ASSOCIATE BOARD

Michael J. Baxter	James H. Ott
Sara Cramer	Marvin Papillon
Dr. Andrew A. Forte	Ray Price
Ralph A. Matergia, Esq.	Ron Sarajian

Norwood
FINANCIAL CORP

VISIT US AT:
WAYNEBANK.COM